PROSPECTUS

                                3,800,000 SHARES

                                1ST HORIZON LOGO

                                  COMMON STOCK

     This is an initial public offering of common stock by First Horizon. We are selling 3,800,000 shares of common stock. The initial public offering price is $8.00 per share.

                               ------------------

     Prior to this offering, there has been no public market for our common stock. Our shares of common stock have been approved for quotation on the Nasdaq National Market under the symbol FHRX.

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                                                                 Per Share             Total
                                                                 ---------             -----
Initial public offering price...............................       $8.00            $30,400,000
Underwriting discounts and commissions......................         .56              2,128,000
Proceeds to First Horizon, before expenses..................        7.44             28,272,000

     We have granted the underwriters an option for a period of 30 days to purchase up to 570,000 additional shares of common stock.

                               ------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q
                         BANC OF AMERICA SECURITIES LLC
                                                      THOMAS WEISEL PARTNERS LLC

May 31, 2000

     NITROLINGUAL(R) PUMPSPRAY is an oral spray of nitroglycerin used for the acute relief or prevention of angina pectoris, which is the medical term for chest pain due to coronary heart disease.

                  [GRAPHICS-BOTTLE OF NITROLINGUAL PUMPSPRAY]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    5
Tradenames and Trademarks used in this Prospectus...........   15
Forward-Looking Statements..................................   15
Use of Proceeds.............................................   15
Dividend Policy.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Financial Data.....................................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   27
Management..................................................   41
Certain Relationships and Related Transactions..............   52
Principal Stockholders......................................   54
Description of Capital Stock................................   56
Shares Eligible for Future Sale.............................   59
Underwriting................................................   61
Legal Matters...............................................   63
Experts.....................................................   63
Additional Information......................................   63
Index to Financial Statements...............................  F-1

                                    SUMMARY

                                  THE COMPANY

     First Horizon Pharmaceutical Corporation markets and sells brand name prescription drugs. We focus on the treatment of chronic conditions, including cardiovascular diseases, respiratory and gastroenterological disorders, and pain and inflammation. Our strategy is to acquire pharmaceutical products that other companies do not actively market that we believe have a high sales growth potential and complement our existing products. In addition, we seek to develop new patentable formulations, use new delivery methods and seek regulatory approval for new indications of existing products.

     Large multinational companies dominate the U.S. prescription pharmaceutical market. These companies are increasingly divesting products which, as a result of consolidation or lack of strategic fit, do not meet the threshold level of sales required for continued marketing and promotion. In 1999 alone, we acquired and licensed products from American Home Products Corporation and Aventis (formerly Rhone-Poulenc Rorer).

     Since 1992, we have introduced 12 products, three of which use the same brand name. We market our products through our nationwide sales and marketing force of 133 professionals. Our key products include the angina product, Nitrolingual, the gastrointestinal products, Robinul and Robinul Forte, and the liquid cold and allergy product, Tanafed. In 1999, we acquired marketing rights from Aventis and Pohl-Boskamp to Nitrolingual, a product used for the acute relief or prevention of chest pain resulting from heart disease. According to information from IMS Health Retail and Provider Perspective Audits, this product had U.S. sales to drug stores and non-retail purchasers of approximately $12 million in 1998, a 12.6% increase over 1997. In February 2000, we launched an improved version of this product called Nitrolingual Pumpspray. We acquired Robinul and Robinul Forte from American Home Products Corporation in January 1999. Since 1993, we have marketed Tanafed, a liquid cold and allergy product primarily for children. Third parties manufacture all of our products.

     We recently concluded development agreements with Penwest Pharmaceuticals Co. and Inpharmakon Corporation for a product that we are developing for the treatment of migraine headache. The FDA has approved the marketing of the active ingredient in this product for the treatment of other conditions. We are also currently developing a new use of the active ingredient in Robinul to treat symptoms associated with the excessive production of saliva.

     Our net revenues have grown from approximately $1.6 million for the year ended December 31, 1995 to approximately $18.6 million for the year ended December 31, 1999. We achieved this through a combination of increased sales of existing products and acquisitions.

                              RECENT DEVELOPMENTS

     On April 14, 2000, we acquired from Warner-Lambert Company exclusive rights to market, distribute and sell a prescription product called "Ponstel" in the United States. The FDA has approved this product for the relief of mild to moderate pain for patients 14 years of age and older when therapy for the pain will not exceed one week and for pain associated with menstruation. The purchase price for the rights to this product was $13 million. We paid $9.5 million in cash, which we borrowed under a bridge loan from LaSalle Bank National Association, and we issued a promissory note to Warner-Lambert for the remaining $3.5 million. We intend to repay LaSalle Bank and Warner-Lambert from the proceeds of this offering. Based on customary investigations with the seller, we believe Ponstel had U.S. sales of approximately $3.3 million in 1999, a 16% increase over 1998.

     In addition, on April 14, 2000, we entered into an agreement with Warner-Lambert to purchase exclusive rights in the United States and other countries to market, distribute and sell a product called "Cognex", as well as all of Warner-Lambert's rights to a new unapproved version of Cognex, called "Cognex CR". The FDA has approved Cognex for the treatment of mild to moderate dementia associated with Alzheimer's disease. The purchase of Cognex is contingent on Warner-Lambert receiving FTC approval for the transaction and upon satisfaction of other specified conditions. Warner-Lambert must divest certain assets in order to complete its pending merger with Pfizer Inc. and the FTC must approve its product divestitures. If we conclude this acquisition, we will be required to pay $3.5 million in cash for the product. Based on customary investigations with the seller, we believe Cognex had sales of approximately $7.7 million in 1999, a decline of 35% from 1998, $2.7 million of which was in the United States.

     We must pay Warner-Lambert up to an additional $1.5 million in purchase price if we receive FDA approval to market a new version of Cognex, called Cognex CR. If approved, Cognex CR will also treat mild to moderate dementia associated with Alzheimer's disease, but we believe that the new version will offer convenience to patients by reducing the number of tablets required from four times per day to one time per day.

     We believe that the acquisition of the rights to these products complements our growth strategy of acquiring products that others do not actively market.

     We incorporated in 1992. Our principal office is located at 660 Hembree Parkway, Suite 106, Roswell, Georgia 30076 and our telephone number is (770) 442-9707. Our corporate Internet address is www.horizonpharm.com. We do not intend the information contained on our website to be a part of this prospectus.

                                  THE OFFERING

Common stock offered.................................  3,800,000 shares
Common stock to be outstanding after the
  offering(1)........................................  12,339,643 shares
Use of proceeds......................................  We estimate that the net proceeds from the sale of the 3,800,000 shares that we are
                                                       offering will be $27,272,000. We intend to
                                                       apply the proceeds from the offering as
                                                       follows: to repay approximately $12,680,000
                                                       of debt outstanding as of April 14, 2000
                                                       under our credit facility with LaSalle
                                                       Bank, to pay $3,500,000 under our
                                                       promissory note with Warner-Lambert
                                                       relating to the purchase of Ponstel, to pay
                                                       $3,500,000 if we conclude the purchase of
                                                       Cognex, to pay a $200,000 fee due under our
                                                       amended product development agreement, and
                                                       for general corporate purposes, including
                                                       the development of new products, the
                                                       expansion of our sales and marketing force
                                                       and new product acquisitions.
Nasdaq National Market symbol........................  FHRX

------------------------------

(1) This number excludes 1,767,500 shares subject to options granted under our stock plans.

     The information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                             SUMMARY FINANCIAL DATA

     The following summary historical and as adjusted financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The as adjusted balance sheet data summarized below reflects the sale of the 3,800,000 shares of common stock we are offering at the initial public offering price of $8.00 per share after deducting the underwriting discounts and commissions and our estimated offering expenses and the use of proceeds from the offering to repay $3,720,000 of debt outstanding as of March 31, 2000.

                                                                                                      THREE
                                                                                                  MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                        -------------------------
                        -----------------------------------------------------------------    MARCH 31,     MARCH 31,
                           1995          1996          1997         1998         1999          1999          2000
                        -----------   -----------   ----------   ----------   -----------   -----------   -----------
                        (UNAUDITED)   (UNAUDITED)                                           (UNAUDITED)   (UNAUDITED)
                        -----------   -----------                                           -----------   -----------
STATEMENT OF
  OPERATIONS DATA:
Net revenues..........  $1,620,720    $2,516,616    $5,557,700   $9,252,058   $18,624,514   $4,199,934    $7,119,638
Operating income
  (loss)..............     (37,715)     (395,185)     (288,018)     269,421     1,655,049      697,380       (10,952)
Net income (loss).....     (92,025)     (344,348)     (180,446)     135,554       770,464      375,901       (38,531)
Net income (loss) per
  common share:
    Basic:............  $    (0.02)   $    (0.06)   $    (0.02)  $     0.02   $      0.10   $     0.05    $    (0.00)
    Diluted:..........  $    (0.02)   $    (0.06)   $    (0.02)  $     0.02   $      0.09   $     0.04    $    (0.00)
Weighted average
  common shares
  outstanding:
    Basic:............   5,636,137     5,830,000     7,576,580    7,978,234     8,028,673    7,981,248     8,539,643
    Diluted:..........   5,636,137     5,830,000     7,576,580    8,584,329     8,975,493    8,759,904     8,539,643

                                                               MARCH 31,     MARCH 31,
                                                                 2000          2000
                                                              -----------   -----------
                                                                ACTUAL      AS ADJUSTED
                                                              (UNAUDITED)   (UNAUDITED)
                                                              -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  735,337    $24,287,337
Working capital.............................................  (1,002,183)    25,029,817
Total assets................................................  13,683,087     37,235,087
Borrowings under revolving loan agreement...................   2,000,000             --
Long-term debt including current portion....................   2,575,708        855,708
Accumulated deficit.........................................    (935,353)      (935,353)
Total stockholders' equity..................................   3,664,302     30,936,301

                                  RISK FACTORS

RISKS RELATED TO OUR BUSINESS

WE CURRENTLY DEPEND ON TWO KEY PRODUCTS FOR A LARGE PORTION OF OUR SALES, AND SUBSTANTIAL DECLINES IN EITHER OF THEM WOULD RESULT IN OUR BEING UNPROFITABLE.

     Any factor that adversely affects the sale of our key products could significantly decrease our sales and profits. Tanafed accounted for 24% and Robinul and Robinul Forte accounted for 28% of our total revenues in 1999.

OUR GROWTH WILL SUFFER IF WE DO NOT ACQUIRE RIGHTS TO NEW PRODUCTS AND INTEGRATE THEM SUCCESSFULLY.

     We depend on acquisitions of rights to products from others as our primary source for new products. Risks in acquiring new products include the following:

     - the availability of new products that we find attractive and complementary to our business; and

     - the price to acquire or obtain a license for these products.

     We often face significant competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms. On February 1, 2000, we introduced Nitrolingual Pumpspray and have no prior experience selling this product. On April 14, 2000, we acquired Ponstel and immediately took over all of the responsibilities relative to managing and selling this product. We are also presently in the process of seeking to acquire a new product called Cognex. We have only two senior managerial personnel devoted to product introductions and we believe that these recent activities, together with other duties may cause these persons to have insufficient time to integrate new products while simultaneously continuing to effectively market existing products. Failure to do this successfully could limit our ability to sell existing and new products.

WE MAY ENCOUNTER PROBLEMS IN THE MANUFACTURE OF OUR PRODUCTS THAT COULD LIMIT OUR ABILITY TO SELL OUR PRODUCTS.

We depend entirely on third parties to manufacture our products.

     Third parties manufacture all of our products, and we do not currently have the ability to manufacture products. Except for any rights and remedies which we may have because of contracts with our manufacturers, we have no control over the availability of our products, or their quality or cost to us. We do not maintain alternative manufacturing sources for any of our products and we may not be able to locate alternative manufacturers on commercially acceptable terms in the event of a manufacturing interruption. We do not have business interruption insurance. Furthermore, due to the patent held on Nitrolingual Pumpspray by our supplier, Pohl-Boskamp, no alternative source for Nitrolingual exists. Similarly, the manufacturing process for producing the raw materials for Tanafed is patented, and no other source for these materials is currently available.

We will need to replace our supply source for Ponstel.

     Warner-Lambert has agreed to manufacture Ponstel for us only until December 31, 2000, and will manufacture only specified quantities of Ponstel even if demand increases. We must secure a new manufacturer to commence supplying Ponstel at the time that the Warner-Lambert manufacturing agreement expires. We may not be able to timely locate and contract with a manufacturer capable of manufacturing and supplying us with Ponstel at an acceptable cost. In addition, our supply agreement requires that we purchase a fixed quantity of Ponstel. If demand for Ponstel increases or we are delayed in securing a replacement manufacturer, we may have insufficient quantities of Ponstel to fulfill orders.

We have no written agreements for the manufacture of our Zoto-HC and Protuss-D products.

     Because we do not have a written agreement with the manufacturer of our Zoto-HC and Protuss-D products, we may lack rights and remedies which may be available under a written supply agreement.

Our existing supply agreements may prohibit us from entering into potentially more favorable supply relationships with others.

     Our third-party manufacturing agreements for our Nitrolingual, Robinul, Tanafed, Zebutal and Protuss products require that we purchase all of our product requirements from the manufacturers that are a party to those agreements. This could hinder our ability to enter into manufacturing agreements with other manufacturers for these five products that may be more beneficial or less costly to us.

THE AVAILABILITY OF A PREVIOUS VERSION OF OUR NITROLINGUAL PRODUCT COULD REDUCE ITS SALES.

     The availability of a previous version of our Nitrolingual Pumpspray product may affect our sales. We have exclusive rights to sell Nitrolingual Pumpspray in the United States. However, Aventis previously marketed another version of this product named Nitrolingual Spray. Although Aventis has never manufactured and no longer markets this product, existing inventories of Nitrolingual Spray remain with distributors which, along with retailers, may wish to sell these existing inventories prior to purchasing our Nitrolingual product. In addition, Aventis did not actively market Nitrolingual in 1999 and we believe that it will take time to rebuild loyalty to Nitrolingual and restore sales to formerly achieved levels.

WE FACE COMPETITION FROM GENERIC PRODUCTS THAT COULD LOWER PRICES AND UNIT
SALES.

     Nitrolingual competes with a generic tablet product. Our Zebutal Capsules, Protuss Liquid, Protuss-DM Tablets, Protuss-D Liquid, Zoto-HC ear drops and Mescolor Tablets are not protected by patents and face competition from less expensive generic products. In addition, competitors could develop generics to compete with our Robinul, Robinul Forte and recently acquired Ponstel products which are not protected by patents. Third-party payors and pharmacists can substitute generics for our products even if physicians prescribe them. Government agencies and third-party payors often put pressure on patients to purchase generic products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic competition against any one or more of our products could lower prices and unit sales.

STRONG COMPETITION EXISTS FOR MARKETING OUR PRODUCTS AND COMPETITORS HAVE INTRODUCED NEW PRODUCTS AND THERAPIES THAT COULD MAKE OUR PRODUCTS OBSOLETE.

     Our Protuss line and Tanafed, Zebutal, Defen-LA and recently acquired Ponstel products compete against products sold both over-the-counter and by prescription and which are marketed by larger pharmaceutical companies with greater financial resources for marketing and manufacturing. In addition, barriers to entry for products competitive with these products are low, which makes it easier for smaller companies to enter the market. Competitors are developing new products to treat angina and short-term pain. Competitors have also recently developed a new therapy for pain and a surgical procedure to treat angina. These technological changes and new therapies may reduce the need for our products. The high level of competition in our industry could force us to reduce the price at which we sell our products or require us to spend more to market our products.

A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A LARGE PORTION OF OUR SALES AND THE LOSS OF ONE OF THEM, OR CHANGES IN THEIR PURCHASING PATTERNS, COULD RESULT IN THE INABILITY TO SUCCESSFULLY SELL OUR PRODUCTS.

     We sell most of our products to a small number of wholesale drug distributors. In 1999, sales to Bergen Brunswig Corporation, Cardinal Health, Inc. and McKesson HBOC, Inc. represented approximately 10%, 19% and 28%, respectively, of our total sales. Because of the small number of wholesale drug distributors, further consolidation in this industry or financial difficulties of these distributors could result in the combination or elimination of warehouses, which could increase returns of our products or, as a result of distributors reducing inventory levels, delay the purchase of our products.

IF OUR PRODUCTS UNDER DEVELOPMENT FAIL IN CLINICAL STUDIES OR IF WE FAIL OR ENCOUNTER DIFFICULTIES IN OBTAINING REGULATORY APPROVAL FOR NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, WE WILL HAVE EXPENDED SIGNIFICANT RESOURCES FOR NO RETURN.

     We are beginning clinical studies of our migraine headache product under development and plan to initiate clinical trials for our excessive salivation product under development. If we cannot obtain FDA approval for these or other products which we may seek to develop in the future, our rate of sales growth will suffer. We do not have experience in obtaining FDA approval for new products or new uses of already-approved products. As a result, we rely on third-parties to formulate, develop and manufacture the materials needed for clinical trials for our products under development to treat migraine headache, excessive salivation and a once-a-day formulation for Cognex. We also rely on third parties to conduct clinical trials for us. If our product is not successful in clinical trials or if we do not obtain FDA approval, we will have expended significant resources with no return.

     Our ongoing clinical studies might be delayed or halted for various reasons, including:

     - these products are not shown to be effective;

     - we do not comply with requirements concerning the protection of the rights and welfare of human subjects;

     - patients experience unacceptable side effects or die during clinical trials;

     - patients do not enroll in the studies at the rate we expect; and

     - product supplies are not sufficient to treat the patients in the studies.

     In addition, the party from whom we license rights to develop a component of our migraine product could terminate the agreement if we fail to achieve certain scheduled performance milestones, including the completion of clinical trials by April 2002, applying for FDA approval of the product within six months after completing clinical trials, and commercially launching the product within two months after obtaining FDA approval.

WE OR THIRD-PARTIES MAY VIOLATE GOVERNMENT REGULATIONS AND WE MAY INCUR SIGNIFICANT EXPENSES TO COMPLY WITH SUCH REGULATIONS.

     All of our third-party manufacturers and product packaging companies are subject to inspection by the FDA and, in appropriate cases, the Drug Enforcement Administration and foreign regulators. From time to time, some of our third-party manufacturers have received warning letters from the FDA concerning noncompliance with manufacturing requirements. If our third-party manufacturers do not comply with FDA regulations in the future, they may not be able to deliver products to us or we may have to recall products. Many government agencies regulate our business, including the following:

     - the FDA;

     - the Drug Enforcement Administration;

     - the Consumer Product Safety Commission;

     - the Occupational Safety and Health Administration;

     - the Health Care Financing Administration;

     - the Environmental Protection Agency; and

     - state, local and foreign governments.

IF THIRD-PARTY PAYORS DO NOT ADEQUATELY REIMBURSE PATIENTS FOR OUR PRODUCTS, DOCTORS MAY NOT PRESCRIBE THEM.

     Because our products are sold by prescription, we depend on third-party payors, such as the government, private healthcare insurers and managed care organizations, to include these products on their lists of products for which third-party payors will reimburse patients. Third-party payors continuously challenge the pricing of medical products and services by substituting cheaper products on their approved lists. Because our Nitrolingual, Zebutal, Protuss, Zoto, Mescolor, Robinul and Ponstel products are susceptible to generic competition and because of the new entrants that compete with Nitrolingual and Ponstel, we face an increased risk of third-party payors substituting these products. If third-party payors remove any of these products from their lists or choose not to pay for our product prescriptions, patients and pharmacies may not continue to choose our products.

WE DEPEND ON HIGHLY TRAINED MANAGEMENT, AND WE MAY NOT BE ABLE TO KEEP CURRENT MANAGEMENT OR HIRE QUALIFIED MANAGEMENT PERSONNEL IN THE FUTURE.

     We currently have only nine key regulatory, technical and management personnel. The loss of any of these persons therefore would hurt our ability to develop and market products. If we are able to sustain our rate of growth, we will need to attract new operational and marketing personnel, and we may have difficulty hiring personnel at an acceptable cost. In addition, Dr. Mahendra G. Shah, our chief executive officer, does not provide exclusive full-time services to us.

PRODUCT LIABILITY CLAIMS AND PRODUCT RECALLS COULD LIMIT OUR ABILITY TO SELL PRODUCTS.

     Side effects could occur from our Ponstel, Nitrolingual and Robinul products. Side effects or marketing or manufacturing problems pertaining to any of our products could result in product liability claims or adverse publicity. These claims could be expensive, or could result in withdrawal of approval to market the product or recall of the product. These problems often occur with little or no notice in connection with the sale of pharmaceutical products. For instance, we instituted a voluntary recall on our Protuss-DM product in January 1999 because of a labeling error. However, we quickly corrected the error and the financial impact was immaterial to our results of operations.

OUR LEVEL OF DEBT COULD REDUCE OUR GROWTH.

     As of April 14, 2000, we had total outstanding indebtedness of approximately $17,036,000, or approximately 82% of our total capitalization. Even after this offering and the repayment of the term loan and bridge loan under our credit facility with LaSalle Bank, we expect that we may incur additional indebtedness to implement our growth strategy.

     Significant debt could:

     - limit our operating flexibility as a result of requirements of our lender;

     - require us to use a large portion of our cash flow from operations for debt payments that would reduce the availability of our cash flow to fund operations, product acquisitions, the expansion of our sales force and facilities and research and development efforts; and

     - limit additional acquisitions due to restrictive covenants in our credit facility.

WE EXPECT TO REQUIRE ADDITIONAL FUNDING AND IF WE CANNOT OBTAIN IT, OUR SALES, PROFITS, ACQUISITIONS AND DEVELOPMENT PROJECTS COULD SUFFER.

     After the offering, we expect that we will need additional funds to acquire or obtain licenses for new products, expand our sales force, support the marketing and sales of new products and facilities and develop and test new products. We may seek additional funding through public and private financing, including equity and debt offerings. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when we need them or on terms acceptable to us. Insufficient funds could cause us to delay, scale back, or abandon some or all of our product acquisitions, licensing opportunities, marketing, and product development programs and manufacturing opportunities.

IF WE DO NOT SECURE OR ENFORCE OUR PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS, WE COULD ENCOUNTER INCREASED COMPETITION THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We do not hold patent rights covering the products we are distributing and do not in some cases have the right to enforce patents our licensors hold. We obtained exclusive distribution rights in the United States to distribute our Nitrolingual Pumpspray and Tanafed products but have no or only limited rights to enforce the patents relating to these products. We have a license from Penwest Pharmaceuticals Co. to use the patented TIMERx technology in our migraine product under development. If we complete the Cognex acquisition, we will acquire certain patent rights relating to the use of an active ingredient in Cognex to treat conditions associated with Alzheimer's disease. Any exclusivity afforded by any of these patents could cease because the other party could terminate the license or because we have no or only limited rights to enforce patents or to require enforcement actions by the owners of the patents.

     Proceedings involving our rights in patents or patent applications could result in adverse decisions. In addition, the confidentiality agreements required of our employees and third-parties may not provide adequate protection for our trade secrets, know-how and other proprietary information which we rely on to develop and sell our products. If any of our employees or third-parties disclose any of our trade secrets or know-how, we could encounter increased competition.

OUR PRODUCTS COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, WHICH COULD REQUIRE US TO PAY LICENSE FEES OR DEFEND LITIGATION THAT COULD BE EXPENSIVE OR PREVENT US FROM SELLING PRODUCTS.

     The manufacture, use or sale of our products may infringe on the patent, trademark and other intellectual property rights of others. Based on the nature of competition, patent and trademark infringement problems occur frequently in connection with the sale and marketing of cough, cold, allergy, headache and other pharmaceutical products. If we do not avoid infringement of the intellectual property rights of others, we may have to seek a license to sell our products, defend an infringement action or challenge the validity of the intellectual property in court, all of which could be expensive and time consuming. In addition, if we are found liable for infringing a patent, we may have to stop selling some of our products and pay damages.

     Even though most of our product agreements under which we license intellectual property rights from others contain provisions that allow us to recover costs and damages if we have to defend or are found liable for infringing a patent of a third party, the agreements under which we obtained rights to Nitrolingual and Ponstel and our agreement to acquire Cognex do not contain these indemnification provisions. It could be very costly if we have to defend the patents or trademarks covering Nitrolingual Pumpspray, Ponstel or Cognex, or if we were found liable for infringement.

THE REGULATORY STATUS OF SOME OF OUR PRODUCTS MAKES THESE PRODUCTS SUBJECT TO INCREASED COMPETITION AND OTHER RISKS.

     The regulatory status of our Protuss, Protuss-D, Protuss-DM, Zoto-HC, Tanafed, Mescolor and Defen-LA products allows third parties to more easily introduce competitive products, and may make it more difficult for us to sell these products in the future. Currently, an FDA program allows us to manufacture and market these products and permits others to manufacture and market the same and similar products without submitting safety or efficacy data. These markets are already highly competitive and, except for a license to one of the raw materials in Tanafed, we do not hold rights in patents protecting us against such competitive pressures. This results in increased competition because other companies can enter the market without having to submit safety and efficacy data to sell competing products. On several occasions, the FDA has considered changing the classification of these types of drugs from prescription to over-the-counter use. If they do change the classification, we might have to reformulate them, submit safety and efficacy data on our products which could be costly, or we might have to discontinue selling these products if the FDA does not approve our marketing application. We could lose third-party reimbursement for the products and face increased competition. We are unable to predict the timing of any of these actions, but they could occur soon.

     WE HAVE BEEN INVOLVED IN CONFLICTS IN THE PAST UNDER ONE OF OUR DEVELOPMENT AGREEMENTS WITH A RELATED PARTY AND MAY ENCOUNTER CONFLICTS IN THE FUTURE.

     John N. Kapoor, Ph.D., our majority stockholder and director, also beneficially owns 50% of the common stock of Inpharmakon Corporation, a party to one of our product development agreements. Mahendra G. Shah, Ph.D., our Chairman and Chief Executive Officer, is a director and the Chairman of Inpharmakon. The other owner of Inpharmakon has in the past renegotiated some of the terms of our development agreement by seeking to terminate our development agreement with Inpharmakon. On May 3, 2000, we entered into an amendment to this agreement in which both parties released each other from any previous claims or disputes under the agreement. Conflicts between the parties may develop in the future and may not be resolved in our favor. Under some circumstances, if Inpharmakon terminates this agreement, it will have rights to develop and market this product using the data and information that we have developed and for which we have expended significant resources.

POHL-BOSKAMP CAN TERMINATE OUR RIGHTS TO NITROLINGUAL.

     Based on industry data suggesting that Nitrolingual had sales of approximately $12 million in 1998, Nitrolingual may become one of our key products. Pohl-Boskamp can terminate our distribution agreement for Nitrolingual if we do not sell specified quantities of the product each year, if a company with a product competitive with Nitrolingual acquires direct or indirect influence or control over our company, or if a very significant change in our stockholders occurs so that Kapoor-Pharma Investments and our employees, management and directors, and any of their respective affiliates, do not in the aggregate directly or indirectly beneficially own at least 20% of our shares. These provisions could reduce the price some investors might be willing to pay for our shares of common stock, and could delay or prevent a third-party from acquiring us.

OUR AGREEMENT TO ACQUIRE COGNEX CREATES ADDITIONAL RISKS.

Our growth will suffer if we do not conclude the purchase of Cognex.

     Our agreement to purchase rights to market and sell Cognex is contingent upon receiving FTC approval of the purchase and the satisfaction of other customary conditions. If the FTC does not approve the purchase, or if the other conditions to closing are not satisfied, we would encounter lost sales opportunities.

Our sales force has no experience selling products like Cognex.

     As a drug for the treatment of conditions associated with Alzheimer's disease, Cognex is primarily prescribed by neurologists, psychiatrists and geriatric physicians. Our sales force has not made sales to neurologists, psychiatrists and geriatric physicians in the past and is not trained in this area. We will be required to incur additional selling expenses to develop our sales staff to sell Cognex, and we risk delays and inefficiencies in the sale of Cognex pending completion of our sales force development for these purposes.

If the Cognex acquisition closes, we will sell the product outside the United States and we have no experience with international sales and regulations.

     If the Cognex transaction closes, we intend to actively market Cognex both in the United States and abroad. We have no experience selling products outside the United States. We are not familiar with registering or obtaining other regulatory approvals outside of the United States and we have no international marketing presence or sales force. We intend to enter into a transition services agreement with Warner-Lambert under which it will provide some transitional administrative services to us until November 30, 2000 in connection with the sale of Cognex in specified European countries. We currently have no arrangements for third party support to sell and market Cognex in Europe, or to provide administrative, selling and marketing services for international markets other than several specified countries in Europe. To the extent we are unable to obtain, either internally or from third parties, necessary administrative and selling and marketing services for international sales of Cognex, we may be forced to suspend or abandon such sales which accounted for approximately 65% of 1999 sales of Cognex.

Potential adverse side effects may cause the FDA to revoke its approval of Cognex.

     One of Cognex's potential side effects is a short term increase in liver enzymes which can cause liver malfunction problems. The FDA could decide to revoke its marketing approval for Cognex based on these side effects.

Cognex has declining sales and new competing products may further erode its sales.

     We believe worldwide sales of Cognex declined from $11.8 million in 1998 to $7.7 million in 1999. We also face competition from existing and new Alzheimer drugs. For instance, Pfizer Inc. began marketing "Aricept", a product for the treatment of conditions associated with Alzheimer's disease, in 1997. Aricept has some marketing advantages over Cognex including that it is a once a day formulation and that it does not require liver monitoring. Novartis Inc. recently received FDA approval to market another product for the treatment of conditions associated with Alzheimer's disease called "Excellon". Novartis currently markets this product worldwide. Shire Pharmaceuticals Group plc and Janssen Pharmaceutica have entered into an agreement to co-market a product called "Remanyl" for patients suffering from Alzheimer's disease. The FDA has not approved

Remanyl yet, however these companies have marketed the product in other countries. The marketing and selling of Excellon and Remanyl may further erode sales of Cognex.

We may not be able to obtain rights to market Cognex CR.

     Because Cognex CR has not yet been approved by the FDA, we must obtain such approval before we can market Cognex CR. In addition, a third-party controls the manufacture and the intellectual property rights for the drug delivery system of Cognex CR. If we are not able to obtain a license from this third-party or enter into a manufacturing and supply agreement with this party, we may not be able to manufacture or market and sell Cognex CR.

The FTC may order us to return Cognex to Warner-Lambert.

     Our agreement to acquire Cognex states that the FTC may order us to return Cognex to Warner-Lambert to then be sold by Warner-Lambert to a third party if we voluntarily cease to sell Cognex for 60 days or more, or we otherwise fail to pursue good efforts to sell Cognex in the United States, other than for reasons outside our control. In addition, the FTC may order us to return Cognex to Warner-Lambert if we fail to pursue the sale and manufacture or third party manufacture of Cognex within one year from receiving FTC approval, subject to an extension.

RISKS RELATED TO OUR OFFERING

AFTER THE OFFERING, EXISTING OFFICERS, DIRECTORS AND OUR PRINCIPAL STOCKHOLDER WILL RETAIN A SUBSTANTIAL BLOCK OF STOCK THAT WILL ALLOW THEM TO ELECT DIRECTORS AND DIRECT THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL.

     After the offering, our officers, directors and principal stockholder will beneficially own approximately 65% of our outstanding common stock. Kapoor-Pharma Investments, L.P. will own approximately 53% of our outstanding common stock after the offering. As majority stockholder, Kapoor-Pharma Investments has the power to elect all of our directors. As long as Kapoor-Pharma Investments has the right to elect a majority of the board of directors, it will hold significant control or influence over our policies and acts. John N. Kapoor, Ph.D., one of our directors, is president and sole shareholder of EJ Financial Enterprises, Inc. EJ Financial Enterprises is the managing general partner of Kapoor-Pharma Investments, L.P. In addition, Mahendra G. Shah, Ph.D., our Chairman and Chief Executive Officer, is vice-president of EJ Financial Enterprises.

THE MARKET PRICE OF OUR COMMON STOCK AFTER THE OFFERING MIGHT NOT EXCEED THE OFFERING PRICE.

     Prior to this offering, there was no public market for our common stock, and a significant public trading market may not develop or continue after this offering. We and the underwriters determined the initial public offering price through negotiations. If the market price of the common stock after the offering does not exceed the initial public offering price, investors will not realize any return on their investment. If the market price of the common stock after the offering is less than the initial public offering price, investors may lose some or all of their investment.

OUR STOCK PRICE COULD BE VOLATILE AND COULD DECLINE.

     The market prices for securities of drug companies are highly volatile. Various factors, including factors that are not related to our operating performance, may cause significant volume and price fluctuations in the market. The following factors may cause fluctuations in our stock price:

     - fluctuations in operating results;

     - rates of product acceptance;

     - timing or delay of regulatory approvals, including our migraine product under development or our line extension of Robinul to treat symptoms associated with excessive salivation;

     - whether third-party manufacturers experience interruptions in the supply of raw materials or encounter regulatory problems;

     - failure to meet financial estimates or expectations of securities analysts;

     - developments in or disputes regarding patent or other proprietary rights; and

     - future sales of substantial amounts of common stock by our existing stockholders.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET AFTER THE OFFERING COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Our shareholders could sell substantial amounts of our common stock in the public market following the offering. As a result, the aggregate number of shares of our common stock available to the public would increase and, consequently, the price of our common stock could fall. We cannot predict the timing or amount of future sales of shares of our stock or the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the prevailing market price of our common stock. Upon completion of the offering, we will have 12,339,643 outstanding shares of common stock, assuming no exercise of outstanding options. Of these shares, the 3,800,000 shares sold in this offering will be freely tradeable. This leaves 8,539,643 currently outstanding shares that will be eligible for sale in the public market as follows:

     - 100,000 available for immediate sale on the date of this prospectus; and

     - 8,439,643 available for sale 180 days after our stock begins trading on the Nasdaq National Market, subject in some cases to volume and other restrictions

     In addition, 1,767,500 shares are issuable upon the exercise of currently outstanding options. These shares will be eligible for sale 180 days after our stock begins trading on the Nasdaq National Market, subject in some cases to restrictions contained in stock option agreements which defer the exercisability of the options.

     After this offering, we expect to file a registration statement covering shares of common stock issuable upon exercise of options and other grants under our stock plans. This will allow shares purchased upon the exercise of such options to be sold in the public markets, subject in some cases to volume and other restrictions.

ANTI-TAKEOVER PROVISIONS COULD DISCOURAGE A THIRD PARTY FROM MAKING A TAKEOVER OFFER THAT COULD BE BENEFICIAL TO STOCKHOLDERS.

     Some of the provisions in our Restated Certificate of Incorporation and bylaws, and the anti-takeover provisions under Delaware Law could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our stockholders. These provisions could also reduce the price that certain investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without these provisions. Our charter documents contain anti-takeover devices including:

     - only one of the three classes of directors is elected each year;

     - stockholders cannot amend our bylaws unless at least two-thirds of the shares entitled to vote approve it;

     - our board of directors can issue shares of preferred stock without shareholder approval under any terms, conditions, rights and preferences that the board determines; and

     - stockholders must give advance notice to nominate directors or to submit proposals for consideration at stockholder meetings.

STOCKHOLDERS WILL EXPERIENCE SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THEIR COMMON STOCK.

     Investors will suffer immediate and substantial dilution. The initial public offering price per share will significantly exceed the net tangible book value per share of ($0.22). Accordingly, investors will suffer immediate and substantial dilution. This dilution will result because our existing investors paid substantially less than the initial public offering price when they bought their shares of our common stock. The exercise of outstanding options to purchase our common stock will result in further dilution to new investors.

THE NET PROCEEDS FROM THE OFFERING MAY BE ALLOCATED IN WAYS WITH WHICH YOU AND OTHER STOCKHOLDERS MAY NOT AGREE.

     Except for repayment of our bridge loan with LaSalle Bank, the payment of a $200,000 fee to Inpharmakon Corporation under our amended development agreement and the payment of our promissory note with Warner-Lambert, management will have significant flexibility in applying the net proceeds of this offering. Therefore, management could use these proceeds for purposes other than those contemplated at the time of the offering.

               TRADENAMES AND TRADEMARKS USED IN THIS PROSPECTUS

     We own or have rights to tradenames and registered trademarks that we use in connection with the sale of our products. We have filed an application to register the trademark Zebutal in the United States. We own the U.S. registered trademarks Ponstel(R), Tanafed(R), Protuss(R), Mescolor(R), Zoto-HC(R) and Defen(R). If we complete our acquisition of Cognex, we will acquire the U.S. registered trademark Cognex(R) and its international counterparts currently held by Warner-Lambert. Nitrolingual(R), Robinul(R) and TIMERx(R) are registered U.S. trademarks of G. Pohl Boskamp GmbH & Co., American Home Products Corporation and Penwest Pharmaceuticals Co., respectively.

                           FORWARD-LOOKING STATEMENTS

     Many statements made in this prospectus under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

     The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 3,800,000 shares of common stock that we are offering will be $27,272,000 after deducting estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be $31,512,800.

     We anticipate using the net proceeds from this offering as follows: for general corporate purposes, including the development of new products, the expansion of our sales and marketing force, new product acquisitions, repayment of approximately $12,680,000 of debt outstanding as of April 14, 2000 under the term loan and bridge loan of our credit facility with LaSalle Bank, repayment of $3,500,000 under our promissory note with Warner-Lambert and payment of a $200,000 fee due under our amended product development agreement with Inpharmakon Corporation. If we acquire Cognex, we will use $3,500,000 of the net proceeds to fund the acquisition.

     Borrowings under the term loan bear interest at our choice of either the prime rate of interest or LIBOR plus 2%, and the note matures on May 2, 2001. Borrowings under the bridge loan, which we used to purchase Ponstel, bear interest at our choice of the prime rate of interest or LIBOR plus 1.5%. Borrowings under the bridge loan mature on our receipt of the proceeds from this offering. Our promissory note with Warner-Lambert, which we entered into to pay the remaining amount of the purchase price of Ponstel, is interest-free and matures upon our receipt of the proceeds from this offering.

     We will retain broad discretion over the use of the net proceeds of this offering. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our development efforts, technological advances and the competitive environment for our products. We might also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Other than the agreement to acquire Cognex and other than as described under "Business -- Product Development", we are not currently a party to any agreements to acquire or invest in any new businesses, products or technologies. However, we regularly review opportunities for new acquisitions and investments.

     Pending use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. The payment of cash dividends is subject to the discretion of our board of directors and will be dependent upon many factors, including our earnings, our capital needs and general financial condition. We anticipate that for the foreseeable future, we will retain earnings, if any, in order to finance the expansion and development of our business. Our credit facility prohibits the payment of any dividends or other distributions on any shares of our stock.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 2000, the actual capitalization of our company and our capitalization, as adjusted to reflect the issuance and sale of the 3,800,000 shares of common stock we are offering at the initial public offering price of $8.00 per share and the use of the proceeds from the offering to repay $3,720,000 of debt outstanding as of March 31, 2000. This table should be read in conjunction with our financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 AS OF MARCH 31, 2000
                                                          ----------------------------------
                                                            ACTUAL          AS ADJUSTED
                                                          -----------   --------------------
Borrowings under revolving credit facility..............  $ 2,000,000       $        --
Long-term debt, including current portion...............    2,575,708           855,708
Stockholders' equity:
  Preferred stock, $0.001 par value; 1,000,000 shares
     authorized, no shares outstanding, actual and as
     adjusted...........................................           --                --
  Common stock, $0.001 par value; 40,000,000 shares
     authorized, 8,539,643 shares issued and outstanding
     in 1999 and 12,339,643 as adjusted shares issued
     and outstanding....................................        8,540            12,340
Additional paid-in capital..............................    5,788,220        33,056,419
Deferred compensation...................................   (1,197,105)       (1,197,105)
Accumulated deficit.....................................     (935,353)         (935,353)
                                                          -----------       -----------
          Total stockholders' equity....................    3,664,302        30,936,301
                                                          -----------       -----------
          Total capitalization..........................  $ 8,240,010       $31,792,009
                                                          ===========       ===========

     The number of shares of common stock to be outstanding after this offering does not include:

     - 1,767,500 shares issuable upon exercise of options outstanding as of May 3, 2000, at a weighted average exercise price of $1.61 per share; and

     - 570,000 shares issuable pursuant to the underwriters' over-allotment option.

     The board of directors approved the grant of options under our 2000 Stock Plan to purchase 187,950 shares subject to completion of this offering at an exercise price equal to the initial public offering price per share in this offering. Following this grant, there will be 1,812,050 shares available for future grants under this plan.

                                    DILUTION

     Our net tangible book value as of March 31, 2000 was ($1.865) million, or ($0.22) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding at that date. After giving effect to the sale of the 3,800,000 shares of common stock at the initial public offering price of $8.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2000 would have been $25.407 million, or $2.06 per share. This represents an immediate increase in pro forma net tangible book value of $2.28 per share to existing stockholders, and an immediate dilution of $5.94 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.....................          $8.00
  Net tangible book value per share at March 31, 2000.......  ($0.22)
  Increase per share attributable to new investors..........    2.28
                                                              ------
Pro forma net tangible book value per share after this                 2.06
  offering..................................................
                                                                      -----
Dilution per share to new investors.........................          $5.94
                                                                      =====

     The following table summarizes, on an as adjusted basis as of March 31, 2000, the differences between the number of shares of common stock that we issued, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering at the initial public offering price of $8.00 per share.

                            SHARES ISSUED         TOTAL CONSIDERATION        AVERAGE
                         --------------------    ---------------------        PRICE
                           NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                         ----------   -------    -----------   -------    -------------
Existing
  stockholders.........   8,539,643     69.2%    $ 4,234,900     13.4%        $0.50
New investors..........   3,800,000     30.8      27,272,000     86.6          7.18
                         ----------    -----     -----------    -----
          Total........  12,339,643   100.0%      31,506,900   100.0%
                         ==========    =====     ===========    =====

     The discussion regarding dilution and these tables assumes no exercise of any outstanding stock options. The discussion does not include: (a) 1,767,500 shares issuable upon exercise of options outstanding under our 1997 Non-Qualified Stock Option Plan at a weighted average exercise price of $1.61 or
(b) 570,000 shares issuable at $8.00 per share pursuant to the underwriters' over-allotment option. The board of directors approved the grant of options to purchase 187,950 shares under our 2000 Stock Plan subject to completion of this offering, at an exercise price equal to the public offering price per share in this offering. Following this grant, there will be 1,812,050 shares available for future grants under our 2000 Stock Plan.

                            SELECTED FINANCIAL DATA

     The following selected financial data is qualified by reference to and should be read in conjunction with, our financial statements and the related notes and other financial information included elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected financial data as of December 31, 1997, 1998, and 1999 and for the years ended December 31, 1997, 1998, and 1999 were derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of December 31, 1995 and 1996 and March 31, 1999 and 2000 were derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial condition and results of operations. These results may not be indicative of future results.

                                                              YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------
                                           1995          1996          1997          1998          1999
                                        -----------   -----------   -----------   -----------   -----------
                                        (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues..........................  $ 1,620,720   $ 2,516,616   $ 5,557,700   $ 9,252,058   $18,624,514
Operating costs and expenses:
 Cost of revenues.....................      329,692       489,905     1,136,691     1,903,054     3,140,416
 Selling, general and administrative
   expenses, excluding non-cash
   compensation expense...............    1,302,766     2,393,018     4,545,254     6,789,358    12,400,439
 Non-cash selling, general and
   administrative expense.............           --            --       133,500            --       143,986
 Depreciation and amortization........       25,977        28,878        30,273        35,225       424,274
 Research and development.............           --            --            --       255,000       860,350
                                        -----------   -----------   -----------   -----------   -----------
Total operating costs and expenses:...    1,658,435     2,911,801     5,845,718     8,982,637    16,969,465
Operating (loss) income...............      (37,715)     (395,185)     (288,018)      269,421     1,655,049
Other (expense) income:
 Interest expense.....................      (54,310)      (67,461)       (5,496)      (14,017)     (356,598)
 Interest income......................           --         3,314         2,909         4,383        11,950
 Other................................           --            --         3,629        (2,749)        8,059
                                        -----------   -----------   -----------   -----------   -----------
Total other (expense) income..........      (54,310)      (64,147)        1,042       (12,383)     (336,589)
                                        -----------   -----------   -----------   -----------   -----------
(Loss) income before benefit
 (provision) for income taxes.........      (92,025)     (459,332)     (286,976)      257,038     1,318,460
Benefit (provision) for income
 taxes................................           --       114,984       106,530      (121,484)     (547,996)
                                        -----------   -----------   -----------   -----------   -----------
Net (loss) income.....................  $   (92,025)  $  (344,348)  $  (180,446)  $   135,554   $   770,464
                                        ===========   ===========   ===========   ===========   ===========
Net (loss) income per common share:
 Basic................................  $     (0.02)  $     (0.06)  $     (0.02)  $      0.02   $      0.10
                                        ===========   ===========   ===========   ===========   ===========
 Diluted..............................  $     (0.02)  $     (0.06)  $     (0.02)  $      0.02   $      0.09
                                        ===========   ===========   ===========   ===========   ===========
Weighted average common shares
 outstanding:
 Basic................................    5,636,137     5,830,000     7,576,580     7,978,234     8,028,673
                                        ===========   ===========   ===========   ===========   ===========
 Diluted..............................    5,636,137     5,830,000     7,576,580     8,584,329     8,975,493
                                        ===========   ===========   ===========   ===========   ===========

                                               THREE MONTHS ENDED
                                        ---------------------------------
                                        MARCH 31, 1999    MARCH 31, 2000
                                        ---------------   ---------------
                                          (UNAUDITED)       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues..........................    $4,199,934        $ 7,119,638
Operating costs and expenses:
 Cost of revenues.....................       719,432          1,061,737
 Selling, general and administrative
   expenses, excluding non-cash
   compensation expense...............     2,550,153          5,491,653
 Non-cash selling, general and
   administrative expense.............        10,722             87,269
 Depreciation and amortization........        79,302            114,639
 Research and development.............       142,945            375,292
                                          ----------        -----------
Total operating costs and expenses:...     3,502,554          7,130,590
Operating (loss) income...............       697,380            (10,952)
Other (expense) income:
 Interest expense.....................       (55,758)           (72,060)
 Interest income......................         2,197              5,591
 Other................................         2,450              9,822
                                          ----------        -----------
Total other (expense) income..........       (51,111)           (56,647)
                                          ----------        -----------
(Loss) income before benefit
 (provision) for income taxes.........       646,269            (67,599)
Benefit (provision) for income
 taxes................................      (270,368)            29,068
                                          ----------        -----------
Net (loss) income.....................    $  375,901        $   (38,531)
                                          ==========        ===========
Net (loss) income per common share:
 Basic................................    $     0.05        $     (0.00)
                                          ==========        ===========
 Diluted..............................    $     0.04        $     (0.00)
                                          ==========        ===========
Weighted average common shares
 outstanding:
 Basic................................     7,981,248          8,539,643
                                          ==========        ===========
 Diluted..............................     8,759,904          8,539,643
                                          ==========        ===========

                                                               AS OF DECEMBER 31,
                                       -------------------------------------------------------------------     AS OF MARCH 31,
                                          1995          1996          1997          1998          1999               2000
                                       -----------   -----------   -----------   -----------   -----------   --------------------
                                       (UNAUDITED)   (UNAUDITED)                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............  $   71,652    $   30,986    $   244,766   $   425,023   $   219,688       $    735,337
Working capital......................     188,995      (645,249)       687,426       640,090      (733,884)        (1,002,183)
Total assets.........................     643,639       834,238      1,758,872     2,933,101    11,077,744         13,683,087
Borrowings under revolving loan
 agreement...........................          --            --             --       602,928       800,000          2,000,000
Long-term debt including current
 portion.............................          --            --             --            --     2,898,886          2,575,708
Accumulated deficit..................  (1,278,046)   (1,622,394)    (1,802,840)   (1,667,286)     (896,822)          (935,353)
Total stockholders' (deficit)
 equity..............................    (131,660)     (477,011)       814,326       956,130     3,615,564          3,664,302

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We currently market and sell 12 brand name prescription drugs through our nationwide sales and marketing force of 133 professionals. We seek to acquire and obtain licenses for pharmaceutical products that other companies do not actively market and to increase sales through aggressive promotion and marketing. As part of this strategy, on April 14, 2000, we acquired exclusive rights to distribute, market and sell Ponstel in the United States, and entered into an agreement to acquire exclusive rights in the United States and other countries to distribute, market and sell Cognex, pending FTC approval and other conditions. In addition, we seek to increase the value of existing products by developing new formulations and new delivery methods, and seeking new indications for existing products.

     We have historically increased revenues and seek to increase revenues in the future from our ability to make product acquisitions and increase sales of current products.

QUARTERS ENDED MARCH 31, 2000 AND MARCH 31, 1999

     Net Revenues. Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments. Net revenues are net of provisions for discounts, rebates to customers, returns, and other adjustments which are provided in the same period that the related sales are recorded. Net revenues for the quarter ended March 31, 2000 were $7,120,000 compared to $4,200,000 for the quarter ended March 31, 1999, a 70% increase. Of this increase, $2,698,000 is due to our commencing sales of Zebutal in January 1999, Robinul and Robinul Forte in February 1999 and Nitrolingual Pumpspray in February 2000. Sales of products sold prior to 1999 or "existing products" increased $222,000 due to expansion of our sales force into new territories and increased demand for our products. Deductions from revenue increased $781,000 due to higher Medicaid rebates primarily on Robinul and Robinul Forte, higher customer rebates for sales of Nitrolingual Pumpspray, and higher discounts due to customers taking advantage of our prompt pay discount.

     Net revenues for the quarter ended March 31, 2000 do not include the effect of sales of Ponstel. We acquired Ponstel in April 2000, and believe that Ponstel had annual sales of $3,246,000 in 1999.

     Cost of Revenues. Cost of revenues for the quarter ended March 31, 2000 were $1,062,000, compared to $719,000 for the quarter ended March 31, 1999, a 48% increase. Costs of revenues for the quarter ended March 31, 2000 do not include the cost of revenues for Ponstel.

     Gross Margin. Gross margin for the quarter ended March 31, 2000 was 85%, compared to 83% for the quarter ended March 31, 1999. This increase primarily resulted from the higher gross margin earned on Robinul and Robinul Forte. Gross margin for the quarter ended March 31, 2000 does not include the effect of net revenues and cost of sales of Ponstel. We believe that the gross margin earned on Ponstel will be comparable to our current gross margin for all products currently sold.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of salaries, commissions, bonuses, training and education costs, sample and promotional costs, royalty and commission payments to product licensors, office expenses, travel expenses, payroll taxes, rent and utilities, insurance, outside professional services, taxes, bad debts and other general office expenses. Selling, general and administrative expenses for the quarter ended March 31, 2000 were $5,492,000, compared to $2,550,000 for the quarter ended March 31, 1999, a 115% increase. Selling related expenses increased due to the addition of sales force representatives, increased commission expense due to higher sales and increased salaries for existing sales representatives. We also incurred significantly higher marketing and promotional expense due to the launch of Nitrolingual Pumpspray and increased sampling. Royalty expense increased due to increased sales of Robinul and Robinul Forte, and due to royalties on sales of Nitrolingual Pumpspray. Also, on January 1, 2000, we entered into a licensing agreement with Jame Fine Chemicals, Inc., a supplier of a raw material for Tanafed. Under the terms of the agreement, we began paying royalties based on net sales of Tanafed. There was no comparable royalty expense on Tanafed for the quarter ended March 31, 1999. Management expects selling expenses to continue to increase for the remainder of 2000 due to marketing and promotional expenses for the launch of Ponstel and due to continued sales force expansion.

     General and administrative expenses increased due to the addition of managers and support personnel in our corporate headquarters, increased insurance cost, and higher reserves for doubtful accounts. In addition, in March 2000, we engaged a consulting firm to make recommendations on the alignment and optimization of our sales force.

     Non-Cash Selling, General and Administrative Expense. Non-cash selling, general and administrative expense for the quarter ended March 31, 2000 were $87,000, compared to $11,000 for the quarter ended March 31, 1999. This increase resulted from our issuing stock options at exercise prices that were less than the market value of our stock at the time of issuance, as determined by an independent valuation.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $115,000 for the quarter ended March 31, 2000, compared to $79,000 for the quarter ended March 31, 1999, a 46% increase. This increase resulted from higher amortization expense related to the January 1999 acquisition of Robinul and Robinul Forte and increased depreciation expense on furniture, computers and software used in our corporate headquarters.

     Research and Development Expense. Research and development expenses consist primarily of costs incurred to develop formulations, engage contract research organizations to conduct clinical studies, test products under development and engage medical and regulatory consultants. We expense all research and development costs as incurred. Research and development expense was $375,000 for the quarter ended March 31, 2000, as compared to $143,000 for the quarter ended March 31, 1999, a 162% increase. This increase resulted from continued development of our migraine headache product. Also, on January 1, 2000 we entered into the licensing agreement with Jame Fine Chemicals. Under the terms of the agreement, we paid an up-front license fee of $225,000. We do not owe any other licensing fees under our agreements, however we will continue to incur significant research and development expenses as we continue to develop our migraine headache product. We expect to incur approximately $1,300,000 of research and development expenses during the remainder of 2000 related to the development of the migraine headache product.

     Interest Expense. Interest expense was $72,000 for the quarter ended March 31, 2000, compared to $56,000 for the quarter ended March 31, 1999, a 29% increase. This increase resulted from higher than average borrowings under our credit facility.

     Income Tax Benefit. The company recorded an income tax benefit of $29,000 for the quarter ended March 31, 2000, compared to a provision for income taxes of $270,000 for the quarter ended March 31, 1999. This $299,000 change resulted from the company incurring a pre-tax loss for the quarter ended March 31, 2000 versus pre-tax income for the quarter ending March 31, 1999.

  YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

     Net Revenues. Net revenues for the year ended December 31, 1999 were $18,625,000, compared to $9,252,000 for the year ended December 31, 1998, a 101% increase. Of this increase, $6,206,000 resulted from product acquisitions and licensing agreements made in 1999, or from products that earned revenues for the first time in 1999. Sales of existing products were $12,419,000, a $3,167,000 or 34% increase over 1998. This increase primarily resulted from the expansion of our sales force, increased marketing efforts and the continued increase in demand for our products as a result of current and prior efforts of our sales force. Rebates and other sales allowances were $2,156,000 in 1999 primarily related to Medicaid rebates on Robinul and Robinul Forte.

     Net revenues for 1999 do not include the effect of sales of Nitrolingual Pumpspray or Ponstel. We began selling Nitrolingual Pumpspray in February, 2000 and acquired Ponstel in April, 2000. We believe the U.S. sales of Nitrolingual were $12,000,000 in 1998, and sales of Ponstel were $3,264,000 in 1999.

     Cost of Revenues. Cost of revenues for the year ended December 31, 1999 were $3,140,000, compared to $1,903,000 for the year ended December 31, 1998, a 65% increase. Cost of revenues for 1999 do not include the costs of revenues for Nitrolingual or Ponstel.

     Gross Margin. Gross margin for the year ended December 31, 1999 was 83%, compared to 79% in 1998. The increase in gross margin primarily resulted from the higher gross margin earned on Robinul and Robinul Forte which we began selling in February 1999.

     Gross margin for 1999 and 1998 does not include the effect of net revenues and cost of revenues for Nitrolingual Pumpspray or Ponstel. We believe that the gross margin for Nitrolingual Pumpspray and Ponstel will be comparable to our current gross margin for all products currently sold.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1999 were $12,400,000, compared to $6,789,000 for the year ended December 31, 1998, an 83% increase. Selling-related expenses increased over the previous year due to increased expenses related to sales force expansion, higher commission and royalty payments and larger sample, marketing and promotional costs. General and administrative expenses increased over the previous year due to increased compensation and related expenses, and increased costs as a result of relocation of our corporate offices from a 7,603-square-foot facility to a 24,300-square-foot facility in September 1998.

     Management expects a significant increase in selling expenses during 2000 due to increased marketing expenses associated with the company's launch of Nitrolingual Pumpspray and Ponstel. Management also expects an increase in selling expenses due to expansion of the company's sales force in 2000. In addition, selling expenses in 2000 and beyond will include royalty expenses and sales representative commissions for Nitrolingual Pumpspray. The company did not incur any royalty expense or commission expense for Nitrolingual Pumpspray in 1999.

     Non-cash Selling, General and Administrative Expense. Non-cash compensation expenses were $144,000 for the year ended December 31, 1999, compared to no expense for the year ended December 31, 1998. This expense resulted from our issuing stock options in 1999 at exercise prices that were less than the market value of our stock at time of issuance, as determined by an independent valuation.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses were $424,000 for the year ended December 31, 1999, compared to $35,000 for the year ended December 31, 1998. This increase primarily resulted from amortization expense related to the purchase in 1999 of Robinul and Robinul Forte.

     Amortization expenses will increase in 2000 and beyond to reflect amortization expense related to the company's acquisition of Ponstel in April 2000. This expense could further increase if the company concludes any other product acquisitions.

     Research and Development Expenses. Research and development expenses were $860,000 for the year ended December 31, 1999, compared to $255,000 for the year ended December 31, 1998. This increase resulted from our continuing development of a new product for the treatment of migraine headache and our continuing development of a line extension of Robinul for the treatment of symptoms associated with excessive salivation.

     The company will continue to incur significant research and development expenses as it continues to develop the migraine headache product. Management anticipates that the company will incur approximately $1,600,000 of research and development cost in 2000 related to the migraine headache product and approximately $3,000,000 in subsequent years through 2002 related to conducting clinical trials, filing a new drug application and making payments to Penwest Pharmaceuticals Co., Impharmakon Corporation and Parexel International under our development agreements.

     Interest Expense. Interest expense for the year ended December 31, 1999 was $357,000, compared to $14,000 for the year ended December 31, 1998. The $343,000 increase resulted primarily from borrowings for the acquisition of Robinul and Robinul Forte.

     Interest Income. Interest income for the year ended December 31, 1999 was $12,000, compared to $4,000 for the year ended December 31, 1998. This $8,000 increase resulted from increased average cash balances resulting from improved financial performance.

     Income Tax Expense. Income tax expense for the year ended December 31, 1999 was $548,000, compared to $121,000 for the year ended December 31, 1998. The $427,000 increase resulted from increased pre-tax income.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Net Revenues. Net revenues for the year ended December 31, 1998 were $9,252,000, compared to $5,558,000 for the year ended December 31, 1997, a 66% increase. The increase resulted from the expansion of our sales force from 47 sales representatives and three district managers at the end of 1997 to 69 sales representatives and three district managers at the end of 1998 and the continued increase in demand for our products as a result of prior efforts of our sales force.

     Cost of Revenues. Cost of revenues for the year ended December 31, 1998 were $1,903,000, compared to $1,137,000 for the year ended December 31, 1997, a 67% increase.

     Gross Margin. Gross margins for the years ended December 31, 1998 and 1997 were 79%.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1998 were $6,789,000, compared to $4,545,000 for the year ended December 31, 1997, a 49% increase. Selling-related expenses increased over the previous year due to increased expenses related to sales force expansion, higher commission and royalty payments and larger sample, marketing and promotional costs. General and administrative expenses increased over the previous year due to increased compensation and related expenses, and increased costs as a result of relocation of our corporate offices from a 7,603-square-foot facility to a 24,300-square-foot facility in September, 1998.

     Non-cash Selling, General and Administrative Expense. We had non-cash compensation expenses of $0 for the year ended December 31, 1998, compared to $134,000 for the year ended December 31, 1997. The 1997 non-cash compensation expense resulted from our issuing stock options in 1997 at exercise prices that were less than the market value of our stock at the time of issuance, as determined by an independent valuation.

     Research and Development Expenses. Research and development expenses were $255,000 for the year ended December 31, 1998, compared to no expenses for the year ended December 31, 1997. We paid $200,000 in development fees to Inpharmakon Corporation for the fee for licensing our migraine product under development.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $35,000 for the year ended December 31, 1998, compared to $30,000 for the year ended December 31, 1997, a 17% increase. The increase resulted from purchases of computers for new personnel and furniture related to our corporate office relocation.

     Interest Income. Interest income for the year ended December 31, 1998 was $4,000, compared to $3,000 for the year ended December 31, 1997. The $1,000 increase resulted from increased average cash balances resulting from improved financial performance.

     Interest Expense. Interest expense for the year ended December 31, 1998 was $14,000, compared to $5,000 for the year ended December 31, 1997. The $9,000 increase resulted primarily from borrowings on our line of credit with LaSalle Bank.

     Income Tax Expense. Income tax expense for the year ended December 31, 1998 was $121,000, compared to a benefit of $107,000 for the year ended December 31, 1997. The $228,000 increase resulted from 1998 being our first profitable operating year.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. We have met these cash requirements through cash from operations, proceeds from our line of credit, borrowings for product acquisitions, and the issuance of common stock to our majority stockholder.

     Our cash and cash equivalents were $735,000 at March 31, 2000. Our cash and cash equivalents at December 31, 1999, 1998 and 1997 were $220,000, $425,000 and $245,000, respectively. Net cash used in operating activities for the quarter ended March 31, 2000 was $273,000. This use of cash was primarily the result of increased purchases of inventories primarily for our launch of Nitrolingual Pumpspray, partially offset by an increase in accounts payable and accrued expenses. Net cash provided by operating activities for the year ended 1999 was $1,018,000. Our sources of cash were primarily from net income and increases in accounts payable and accrued expenses partially offset by increases in accounts receivable, inventories and deferred taxes. Net cash used in operating activities for the years ended 1998 and 1997 was $181,000 and $196,000, respectively. Our use of net cash was primarily a result of increases in accounts receivable and inventories partially offset by increases in deferred taxes, accounts payable and accrued expenses plus net income. Our purchases of inventory impact our cash liquidity. We estimate that our supply agreements with our manufacturers require that we purchase a minimum of between $3,100,000 and $3,500,000 of inventory during the last three quarters of 2000. We expect to incur significant cash for operating activities in the future in connection with the development of our migraine product. We expect to incur approximately $1,300,000 of research and development expenses through the end of 2000 and approximately $3,000,000 in 2001 and 2002 related to conducting clinical trials, filing a new drug application and making payments to Penwest Pharmaceuticals Co., Inpharmakon Corporation and Parexel International.

     Net cash used in investing activities for the quarter ended March 31, 2000 was $69,000 for the purchase of property and equipment for our corporate headquarters. We purchased rights to market Robinul and Robinul Forte in 1999 for $4,000,000 in cash with an additional $1,800,000 financed by the seller of which the remaining balance at May 24, 2000 is $647,000 payable quarterly through February 2001. As a part of the acquisition, we also assumed estimated liabilities of $218,000 for returns of products shipped by the seller prior to the acquisition date. In addition, we spent $186,000 for the purchase of property and computer related items in 1999. Net cash used in investing activities in 1998 and 1997 was $208,000 and $121,000, respectively. These investments were primarily for the purchase of property and computer related items.

     Net cash provided by financing activities for the quarter ended March 31, 2000 was $858,000. This cash was the result of increased borrowings from our line of credit, offset by payments on long term debt. During 1999, we borrowed $4,000,000 and incurred indebtedness of $1,800,000 for the purchase of intangible assets. In 1999, we also made payments of $1,235,000 on long-term debt and had a net increase of $197,000 on our revolving line of credit. During 1998, we borrowed $563,000 under our revolving line of credit. During 1997, we financed our capital requirements by raising $550,000 through the issuance of stock to our majority shareholder.

     In May 1998, we entered into a credit facility with LaSalle Bank National Association which was subsequently amended and currently consists of a revolving loan, a term loan and a bridge loan. The revolving loan is subject to borrowing base limitations and inventory balances. The revolving credit facility provides for borrowings of up to $3,500,000 which reduces to $2,500,000 on June 30, 2000. Borrowings under the revolving credit facility bear interest at the bank's prime rate, and are due on May 2, 2001. At March 31, 2000, the outstanding balance under the revolving loan was $2,000,000 with an interest rate of 9.00%, and we had additional availability under the terms of the facility of $1,500,000. We borrowed $2,400,000 under our term loan facility in January 1999 bearing interest at our choice of either LaSalle's prime rate or LIBOR plus 2%. The term loan is repayable in monthly payments of $40,000 plus accrued interest and matures on May 2, 2001. At March 31, 2000 outstanding indebtedness under the term loan was $1,720,000 with an interest rate of 7.53%. We plan to repay this term loan in full with proceeds from this offering.

     On April 14, 2000, the credit facility was amended to provide for bridge financing of up to $13,000,000 to finance product acquisitions. On April 14, 2000, we borrowed $9,500,000 under this bridge loan for our purchase of Ponstel. Borrowings under the bridge loan bear interest at our choice of the prime rate of interest or LIBOR plus 1.5%. Interest on the bridge loan is payable monthly beginning on May 1, 2000. Borrowings under the bridge loan mature on our receipt of the proceeds from this offering.

     As a condition to entering into the bridge loan, LaSalle Bank required that the bridge loan be secured by a pledge by the 1992 Kapoor Children's Trust to LaSalle Bank of an interest in securities and investments in the amount of $10,000,000. We entered into a Reimbursement Agreement with the Trust on April 14, 2000 to obtain this pledge of assets. As consideration for this pledge, we will pay the Trust a fee in of $100,000 per year, pro rated for the amount of time that the pledge is in effect, plus all of the Trust's expenses incurred in connection with the Reimbursement Agreement.

     Our credit facility with LaSalle Bank is secured by our accounts receivable, inventories, equipment and intangible assets including our intellectual properties.

     Under the terms of our credit facility, we must maintain a minimum net worth plus subordinated debt of $3,300,000 plus 75% of net income, a ratio of liabilities to net worth plus subordinated debt after the conclusion of this offering of 2.25 to 1.00, a minimum specified EBITDA, and a fixed charge coverage ratio ranging from .75 to 1.00 to 1.25 to 1.00. The credit facility also limits our ability to incur additional indebtedness, and prohibits substantial asset sales and cash dividends.

     On April 14, 2000, we also issued a promissory note to Warner-Lambert evidencing $3,500,000 of the purchase price of Ponstel. This promissory note is interest-free and matures upon our receipt of the proceeds from this offering.

     We expect that cash from operations and borrowings under our credit facility will be adequate to fund our current operations and current working capital requirements for at least the next eighteen months. In the event that we make significant future product acquisitions, we expect that we will need to raise additional funds. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back or abandon some or all of our future product acquisition opportunities.

     Our future capital requirements and the adequacy of our available funds will depend on many factors, including:

     - the timing and cost of product acquisitions and licensing agreements;

     - regulatory approval of our migraine product under development and the Robinul product extension;

     - size and scope of our development efforts for additional products;

     - cost, timing and outcomes of regulatory reviews;

     - expansion of our sales and marketing force;

     - determinations as to the commercial potential of our products under development;

     - status of competitive products;

     - defending and enforcing intellectual property rights; and

     - establishment, continuation or termination of third-party manufacturing agreements.

IMPACT OF INFLATION

     We have experienced only moderate price increases under our agreements with third-party manufacturers as a result of raw material and labor price increases. We have passed these price increases along to our customers.

SEASONALITY

     Although our business is generally non-seasonal, sales of certain products, such as cough and cold products, increase slightly between October and March due to the cold and flu season. We expect the impact of seasonality to decrease as we acquire or obtain licenses for products that treat chronic conditions. However, we anticipate that the seasonality may continue to affect sales for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We must adopt SFAS No. 133 for the year ending December 31, 2000. SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Adoption of SFAS No. 133 is not expected to have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     Our operating results and cash flows are subject to fluctuations from changes in foreign currency exchange rates and interest rates.

     Our purchases of Nitrolingual Pumpspray under our agreement with Pohl-Boskamp are made in German Deutsche marks. Our next purchase obligation under this agreement is payable on June 23, 2000 and we expect to make purchases several times per year. In connection with our currently pending purchase obligation, based on our evaluation of exchange rates with the German Deutsche mark on May 23, 2000, we purchased a contract payable in $510,488 of U.S. dollars at an exchange rate of 2.15 Deutsche marks to the dollar to satisfy our purchase obligation on June 23, 2000. While the effect of foreign currency translations has not been material to our results of operations to date, currency translations on export sales or import purchases could be adversely affected in the future by the relationship of the U.S. dollar with foreign currencies.

     To the extent that following conclusion of this offering we borrow under our credit facility with LaSalle Bank, we will experience market risk with respect to changes in the general level of the interest rates and its effect upon our interest expense. Borrowings under our credit facility with LaSalle Bank bear interest at variable rates. Because such rates are variable, an increase in interest rates will result in additional interest expense and a reduction in interest rates will result in reduced interest expense.

                                    BUSINESS

OVERVIEW

     We currently market and sell 12 brand name prescription drugs to high-prescribing primary care and select specialty physicians through our nationwide sales and marketing force of 133 professionals. Since our formation, we have introduced 12 products including two line extensions. Our strategy is to acquire and obtain licenses for pharmaceutical products that other companies do not actively market and to increase sales through aggressive promotion and marketing. In addition, we seek to increase the value of existing products by developing new formulations and new delivery methods, and seeking new indications. We incorporated in 1992 as the surviving corporation of a merger in July 1992 between Century Pharmaceutical Corporation and Horizon Pharmaceutical Corporation. The company originally promoted over-the-counter cough and cold products. In late 1992, we launched the prescription cough and cold products Defen-LA and Protuss Liquid and began focusing on prescription drugs for chronic conditions.

     Our key products include Nitrolingual, Robinul and Robinul Forte, and Tanafed. In 1999, we acquired marketing rights to Robinul and Robinul Forte from American Home Products Corporation and to Nitrolingual from Pohl-Boskamp. In February 2000, we began marketing a new version of this product called Nitrolingual Pumpspray. We have marketed Tanafed since 1993. We recently entered into development agreements with Penwest Pharmaceuticals Co. and Inpharmakon Corporation for a product that we are developing for the treatment of migraine headache. We are also currently developing a line extension of Robinul to treat symptoms associated with the excessive production of saliva.

     Our net revenues have grown from approximately $1.6 million for the year ended December 31, 1995 to approximately $18.6 million for the year ended December 31, 1999. We achieved this from a combination of increased sales of existing products and product acquisitions and licenses.

     On April 14, 2000, we acquired exclusive rights to market, distribute and sell Ponstel in the United States from Warner-Lambert and entered into an agreement to acquire exclusive rights from Warner-Lambert to market, distribute and sell Cognex in the United States and other countries, pending FTC approval and the satisfaction of other customary conditions.

FIRST HORIZON STRATEGY

     We believe that our ability to market, acquire and develop brand name products and our ability to increase our sales and improve our marketing infrastructure uniquely positions us to continue to grow. We focus on products that treat chronic conditions primarily because patients and physicians remain loyal to such products. This results in repeat use over an extended period of time, generates recurring consistent revenue streams and lowers marketing costs necessary to maintain existing sales.

     The key elements of our strategy include:

     - Increase sales of products through targeted promotion. We seek to increase sales by promoting our products to high-prescribing primary care and specialty physicians through our nationwide sales and marketing force that includes 133 professionals. We also use targeted direct mail and telemarketing to promote our products.

     - Identify and license or acquire brand name prescription products. We seek to acquire the rights to brand name pharmaceutical products that we believe will benefit from increased marketing efforts to high-prescribing primary care and specialty physicians, leverage our existing sales infrastructure, complement our existing products and have the potential for market exclusivity.

     - Develop proprietary products and line extensions. We seek to reduce the costs and risks of development by focusing on drugs that the FDA has already approved in the United States. We plan to develop products, including line extensions of our current drugs, using patent-protected delivery systems or formulations that offer market differentiation and the potential for market exclusivity.

PRODUCTS

     We currently market and sell the following products:

                                         DATE OF
PRODUCT                                INTRODUCTION              PRODUCT INDICATION
-------                            --------------------          ------------------
Ponstel..........................          2000           Relief of mild to moderate pain
                                                          for patients 14 years of age and
                                                          older for therapies lasting less
                                                          than a week and for painful
                                                          menstruation
Nitrolingual Pumpspray...........          2000           Acute relief or prevention of an
                                                          attack of angina pectoris due to
                                                          heart disease
Robinul and Robinul Forte........          1999           Adjunctive therapy for the
                                                          treatment of peptic ulcer
Zebutal Capsules.................          1999           Tension headache
Protuss DM Tablets...............          1997           Cough and congestion
Mescolor Tablets.................          1994           Allergy and runny nose
Protuss-D Liquid.................          1994           Cough and congestion
Zoto-HC Ear Drops................          1994           Swimmer's ear infections
Tanafed Suspension...............          1993           Allergy and cold
Defen-LA Tablets.................          1992           Cough and cold
Protuss Liquid...................          1992           Cough and congestion

     We have entered into an agreement to acquire rights to Cognex pending FTC approval and the satisfaction of other customary conditions. The FDA has approved Cognex under a new drug application for the treatment of mild to moderate dementia associated with Alzheimer's disease.

     The FDA approved Ponstel, Nitrolingual Pumpspray, Robinul and Robinul Forte under new drug applications. The FDA also approved an abbreviated new drug application for Zebutal. Our other products are classified by the FDA as drugs that may be marketed without submitting safety and efficacy data.

  Nitrolingual

     On February 1, 2000, we began marketing Nitrolingual Pumpspray for which we acquired from Pohl-Boskamp exclusive distribution rights in the United States. Nitrolingual Pumpspray is an oral spray of nitroglycerin used for the acute relief or prevention of chest pain associated with angina pectoris that results from heart disease. Pohl-Boskamp holds a patent that was issued in 1993 on the formulation of Nitrolingual.

     Aventis previously had the rights to market the chlorofluorocarbon (CFC) version of this product named Nitrolingual Spray. We believe that Nitrolingual Pumpspray has marketing advantages over Nitrolingual Spray. Unlike the previous version, Nitrolingual Pumpspray is packaged in a translucent, plastic-coated glass bottle, that allows patients to easily see the amount of product left in the bottle. In addition, Nitrolingual Pumpspray does not contain CFC, making it environmentally friendly.

     The primary competitor to Nitrolingual Pumpspray is nitroglycerin tablets. Unlike tablets, which begin to lose their potency immediately upon opening the bottle, Nitrolingual Pumpspray maintains its potency for two years. Further, studies have shown that Nitrolingual Pumpspray provides for more rapid absorption than the tablets. Each metered dose provides for consistent delivery of nitroglycerin. Also, unlike the tablets, Nitrolingual Pumpspray requires no special storage or handling to maintain its potency.

     According to the American Heart Association, about 6.2 million Americans suffer from angina pectoris.

  Robinul and Robinul Forte

     On January 29, 1999, we acquired exclusive rights in the United States to Robinul and Robinul Forte, which is a higher-strength dosage of Robinul. Both Robinul and Robinul Forte belong to a class of drugs known as anticholinergics, which reduce the motion of the gastrointestinal tract. The FDA has approved both products for use as a therapy in conjunction with other therapeutics in the treatment of peptic ulcer. Compared to other anticholinergics, the Robinul product line has an overall better side effect profile and is longer acting, thereby requiring fewer doses. We are currently developing a line extension and will seek regulatory approval to use the active ingredient in Robinul to treat symptoms associated with the excessive production of saliva. Since acquiring the products, we have substantially increased the sales of Robinul and Robinul Forte. Industry sources estimate that the U.S. market for anticholinergics was $130 million in 1999.

  Tanafed

     Tanafed is a liquid cold and allergy product marketed for children. We believe that pediatricians prescribe Tanafed because it is effective and children prefer its taste. The National Center for Health Statistics estimated that 20 million days were lost from school in 1994 due to colds.

  Cough, Cold and Allergy Products

     Our other products for the treatment of cough, cold and allergy are Defen-LA Tablets, Mescolor Tablets and the Protuss product line, which includes Protuss Liquid, Protuss DM Tablets and Protuss-D Liquid.

  Ponstel

     On April 14, 2000, we acquired exclusive rights from Warner-Lambert to market, distribute and sell Ponstel in the United States. Ponstel has been manufactured and marketed by Warner-Lambert or its affiliates. Ponstel capsules are used for the relief of mild to moderate pain for patients 14 years of age and older if therapy will be for less than one week and for primary dysmenorrhea, which is pain associated with menstruation.

     According to the American Pain Foundation, one in three American adults lose more than twenty hours of sleep each month due to pain. Pain costs an estimated $100 billion each year and lost workdays due to pain add up to over 50 million days a year. One class of frequently prescribed pain relievers is nonsteroidal anti-inflammatory drugs ("NSAIDs"). Ponstel is a well known NSAID and we believe that its advantages are its non-addictive qualities, low stomach-related side effects and efficacy.

  Cognex

     On April 14, 2000, we entered into an agreement with Warner-Lambert to purchase exclusive rights in the United States and other countries to market, distribute and sell Cognex, as well as rights to a new unapproved controlled release version of Cognex. Our acquisition of this product is subject to FTC approval of the transaction and the satisfaction of customary conditions. Cognex is marketed by Warner-Lambert or its affiliates and manufactured by one of its affiliates. Cognex tablets are used for the treatment of mild to moderate dementia associated with Alzheimer's disease.

     Alzheimer's disease is a progressive, degenerative disease that attacks the brain and results in impaired memory, thinking and behavior. Although no cure for Alzheimer's disease is currently available, good planning and medical and social management can ease the burdens on the patient and family. According to the Alzheimer's Association, approximately 4 million Americans have Alzheimer's disease. Cognex is one of only three FDA-approved drug treatments for mild to moderate dementia associated with Alzheimer's disease.

     Cognex is currently sold in twenty-one countries, including the United States. We intend to actively market the product in the United Sates and in Europe and intend to enter into an agreement with Warner-Lambert to provide transitional administrative services in specific European countries until November 30, 2000. In order for us to continue to sell Cognex outside the United States, we will be required to obtain, either internally or through third parties, the necessary administrative and marketing and selling support services.

  Other Products

     We sell Zoto-HC ear drops for the treatment of swimmer's ear infections and Zebutal Capsules for the treatment of tension headaches. A study has shown that approximately nine out of ten people have at least one headache in any given year. Headaches account for approximately 18 million outpatient visits annually to hospitals and healthcare clinics.

PRODUCT DEVELOPMENT

     We seek to maximize the value of drugs by developing new patentable formulations, using new delivery methods and seeking regulatory approval for new indications. Through the use of these distinct formulations and patent-protected delivery systems, we plan to create a marketing advantage over generic drugs and reduce substitution by the pharmacist. Some of these development projects include line extensions which allow us to extend the life cycle of our key products. We expect the strength of extensive literature-based clinical data on the active ingredients in our products under development, current acceptance and usage of the active ingredients in these products by healthcare professionals, and the safety profile of the active ingredients in approved products will reduce development costs and risks associated with FDA approval.

  Migraine Product (FHPC 01)

     We are developing a proprietary formulation of a product named FHPC 01 for the treatment of migraine headaches, which contains an active ingredient that is currently approved by the FDA for other indications. We have entered into a development agreement with Penwest Pharmaceuticals Co. to develop a product using Penwest's patented TIMERx controlled-release technology. Penwest has also granted us the right to reference their Drug Master File as necessary for us to file a new drug application for this product. A Drug Master File is a submission to the FDA, often in support of a new drug application, that companies may use to provide confidential, detailed information about facilities, processes or articles used in the manufacturing, processing, packaging and storing of one or more human drugs. We have developed a once a day formulation for this product and we filed an investigational new drug application for this product on February 17, 2000 which has been accepted by the FDA. We have engaged Parexel International to conduct clinical trials for this product. A study has shown that an estimated 23.6 million Americans suffer from migraine headaches. Of these, approximately half suffer from migraines that are moderately to severely disabling.

  Excessive Salivation Product (FHPC 02)

     We are developing a product named FHPC 02 for the treatment of the symptoms associated with the excessive production of saliva primarily in children. This product will be a line extension of our Robinul products. We have entered into an agreement with Mikart to develop a new dosage form. We plan to initiate clinical trials and file for a supplementary new drug application to market the product. Excessive salivation, also known as Sialorrhea, is a socially embarrassing condition that occurs in patients who suffer from cerebral palsy and Parkinson's disease.

  Formulation and Clinical Trials

     We generally seek to contract third parties to formulate, develop and manufacture materials needed for clinical trials and to perform scale-up work. We select third-party contractors that we believe have the capability to commercially manufacture the products. By selecting qualified third parties capable of both developing formulations and providing full-scale manufacturing services, we believe we will be able to shorten development and scale-up times necessary for production. The key advantage to this approach is that the third-party contractor will have the equipment, operational parameters and validated testing procedures already in place for the commercial manufacture of our products. Our management team has experience in selecting and managing activities of third-party contract companies.

SALES AND MARKETING

     To maximize the effectiveness of our selling efforts, our sales force focuses on high-prescribing primary care and select specialty physicians. Our sales force seeks to develop close relationships with these physicians and respond to their needs. We intend to enhance our existing marketing and sales channels to expand and increase the penetration of our products. We have expanded our sales and marketing force to 133 professionals nationwide.

     We sell our products to pharmaceutical wholesalers (who in turn distribute to pharmacies), chain drug stores, other retail merchandisers and, on a limited basis, directly to pharmacies. In 1999, sales to our top five pharmaceutical wholesalers accounted for over 72% of all of our sales. Three of the five wholesalers each accounted for 10% or more of all of our sales: McKessonHBOC (28%), Cardinal Health (19%) and Bergen Brunswig (10%).

     We have traditionally targeted our sales efforts in areas with low managed-care penetration in which it is easier to establish a presence. In addition, we have a group of sales professionals that focuses exclusively on building relationships with managed-care organizations that can be leveraged across markets. We continue to strengthen this group to gain access to formularies and develop long-term working relationships that may lead to adoption of our products.

     During 1999, our Robinul line accounted for 27.5% of our revenues and our cough, cold and allergy products accounted for 57.5% of our revenues. During 1998, our cough, cold and allergy products accounted for 82.0% of our revenues and Zoto-HC accounted for 18.0% of our revenues. During 1997, our cough, cold and allergy products accounted for 80.9% of our revenues and Zoto-HC accounted for 19.1% of our revenues.

THIRD-PARTY AGREEMENTS

  Nitrolingual Pumpspray

     In July 1999, we acquired from Pohl-Boskamp the exclusive rights to distribute, market and sell Nitrolingual Pumpspray beginning on February 1, 2000 in the United States for five years plus an additional five-year renewal period subject to establishing mutually acceptable minimum sales requirements. Under the agreement, Pohl-Boskamp supplies us with our requirements of product at prices that decrease as volume purchased in each year increases. We must purchase designated minimum quantities in each year of the agreement and pay a royalty on net sales of the product. Also, Pohl-Boskamp can terminate our distribution agreement for Nitrolingual if we do not sell specified minimum quantities of the product each year, if a company with a product competitive with Nitrolingual acquires direct or indirect influence or control over our company, or if a very significant change in our stockholders occurs so that Kapoor-Pharma Investments and Horizon employees, management, directors, and any of their respective affiliates, do not in the aggregate directly or indirectly beneficially own at least 20% of our shares. In addition, if we do not sell a specified minimum quantity of Nitrolingual each year, we may have to pay a fee to keep the agreement in effect.

     Aventis had exclusive rights through January 2000, to a version of the product containing CFC named Nitrolingual Spray. To promote earlier adoption of Nitrolingual Pumpspray, we obtained exclusive marketing rights from Aventis to market Nitrolingual Spray in the United States as of November 22, 1999. We promoted Nitrolingual Spray for a short period of time to reduce inventories of the product in the distribution channels. Since the launch of Nitrolingual Pumpspray, we have not marketed this CFC product.

  Robinul/Robinul Forte

     On January 29, 1999, we acquired exclusive rights in the United States to Robinul and Robinul Forte tablets from American Home Products Corporation. We will pay the remaining portion of the original purchase price quarterly through February 2001. As of May 24, 2000, the remaining portion of the purchase price is $647,302. In addition, we must pay royalties on net sales. We negotiated for American Home Products Corporation or its designee to continue to manufacture and supply the product to us until January 29, 2001. We have an agreement with Mikart, dated April 23, 1999, for Mikart to become qualified under applicable regulations to manufacture and supply our requirements for Robinul. Under this agreement, Mikart will manufacture the products for five years from the time Mikart becomes a qualified manufacturer plus renewal terms of one year until either party elects not to renew. The agreement with Mikart requires that we purchase certain designated minimum quantities.

  Tanafed

     On January 1, 1996, we obtained exclusive distribution rights from Unisource, Inc. to Tanafed in North America through December 31, 2003 plus an additional seven years at our option. The agreement requires us to purchase all of our requirements for Tanafed from Unisource, including at least certain minimum quantities of Tanafed in each year of the agreement. We entered into a patent license agreement with Jame Fine Chemicals, Inc., a supplier of a raw material for Tanafed, effective January 1, 2000. This agreement grants us a semi-exclusive license to use, sell and distribute finished products containing an active ingredient used in Tanafed. The licensed patent covers the manufacturing process of an active ingredient used in Tanafed. The license continues through the life of the licensed patent which expires in 2014. We paid an upfront license fee and agreed to pay certain royalties based on net sales of Tanafed at rates which we believe are within industry customary ranges. Another party also has a license for one of the active ingredients in Tanafed.

  Migraine Product (FHPC 01)

     On October 31, 1998, we entered into an agreement with Inpharmakon Corporation in which we acquired rights to the proprietary information for the migraine product FHPC 01 for which we plan to conduct clinical studies and submit a new drug application. The agreement expires on October 31, 2008, but we may renew it indefinitely after expiration. On May 3, 2000, we entered into an amendment to this agreement in which Inpharmakon Corporation released us from all previous claims that Inpharmakon Corporation may have had under the agreement, and deleted the required time within which we must commence clinical trials and file for regulatory approval of the product. Under the amended agreement, we must develop a workable once-a-day formulation for the drug, conduct clinical trials, and file for and exert reasonable efforts to obtain regulatory approval for the drug. If we do not obtain regulatory approval of the drug within three years after filing for such approval and thereafter commence and continue to aggressively market and sale the product, Inpharmakon may terminate the agreement. In the event that Inpharmakon terminates the agreement for failure to achieve these milestones, Inpharmakon may purchase rights to develop the drug at our costs to date. We must also pay up to an aggregate of $950,000 in non-refundable fees to Inpharmakon at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, we must pay royalties at rates which we believe are within industry customary ranges. We must also pay Inpharmakon $200,000 within 30 days after this offering. If we elect to sell the business opportunity to a third party, we must share the proceeds of the sale with Inpharmakon.

     On March 25, 1999, we acquired rights from Penwest Pharmaceuticals Co. to use Penwest's TIMERx controlled-release technology to develop a product containing the active ingredient in FHPC 01. Under the Penwest agreement, we have the right to manufacture, use and sell the developed product in North America and Mexico for a period extending fifteen years from the date a new drug application is issued for the product, as well as a license under certain Penwest patents. We must pay Penwest up to an aggregate of approximately $2,600,000 of non-refundable fees upon achieving specified development milestones through the first anniversary of the first commercial sale of the product following regulatory approval and royalties upon any sales of the migraine product at rates which we believe are within industry customary ranges. Penwest may terminate the agreement in the event we fail to timely achieve designated performance milestones within prescribed time periods including the completion of clinical trials by April 2002, applying for FDA approval of the product within six months after completing clinical trials and commercially launching the product within two months after obtaining FDA approval. Penwest may also terminate the agreement if we fail to either sell specified minimum quantities of the product each year after approval of the product or pay the applicable royalty to Penwest as if we had sold such minimum quantity.

  Ponstel

     On April 14, 2000, we acquired exclusive rights from Warner-Lambert to market, distribute and sell Ponstel in the United States. The total purchase price for the rights to Ponstel was $13 million. We paid $9.5 million in cash, which we borrowed under a bridge loan from LaSalle Bank, and issued a promissory note to Warner-Lambert for $3.5 million for the rights to this product. Under the asset purchase agreement, we purchased the following:

     - the U.S. Ponstel trademark;

     - all regulatory approvals and regulatory applications for Ponstel in the United States, including its new drug application;

     - all technical information, know-how and market research results relating to the manufacture, packaging, testing, development, distribution, marketing, use and sale of Ponstel, including the raw materials used in its manufacture; and

     - managed care agreements used for the sale of Ponstel.

     Under this agreement, we also assumed certain specified and customary liabilities and obligations arising out of our ownership of Ponstel which arise after the closing of the transaction.

     In addition we agreed to purchase all of the current inventories of Ponstel for approximately $100,000.

     On April 14, 2000, we also entered into a supply agreement under which Warner-Lambert will supply and we will purchase designated quantities of Ponstel until December 31, 2000. We will pay Warner-Lambert an agreed upon price for the supply of Ponstel. We plan to secure a replacement manufacturer for Ponstel in the near future and are currently in negotiations with a potential manufacturer.

  Cognex

     On April 14, 2000, we entered into an agreement with Warner-Lambert to purchase exclusive rights in the United States and other countries to market, distribute and sell Cognex as well as rights to a new unapproved version of Cognex, called Cognex CR. The purchase of Cognex is contingent on Warner-Lambert receiving FTC approval for the transaction and the satisfaction of other customary conditions. If we acquire Cognex, we will be required to pay $3.5 million in cash for the product. Warner-Lambert may terminate this agreement if the transaction has not closed by June 30, 2000, unless it has not closed because of a delay in receiving FTC approval. The purchase agreement provides for the purchase of the following:

     - the U.S. Cognex trademark and its international counterparts;

     - certain patent rights relating to the use of an active ingredient in Cognex to treat conditions associated with Alzheimer's disease.

     - all worldwide regulatory approvals and regulatory applications for Cognex, including its new drug application in the United States;

     - all technical information, know-how and market research results relating to the manufacture, packaging, testing, development, distribution, marketing, use and sale of Cognex, including the raw materials used in its manufacture;

     - all of the royalties that Warner-Lambert has prepaid with respect to a patent covering the use of an active ingredient in Cognex; and

     - all promotional materials related to Cognex, including advertising, promotional and sales training materials owned by Warner-Lambert.

     In addition, we acquired rights to a new unapproved version of Cognex, called Cognex CR. We must pay Warner-Lambert up to $1.5 million in additional purchase price if we obtain FDA approval to market Cognex CR. If approved, Cognex CR will also treat mild to moderate dementia associated with Alzheimer's disease, but we believe that the new version will offer convenience to patients by reducing the number of tablets required from four times per day to one time per day. Warner-Lambert has provided us with the new drug application package for our use in seeking this approval from the FDA and international regulatory authorities. We may have to undertake additional clinical studies for this approval.

     Under this agreement, if the Cognex transaction closes, we must submit reports to the FTC regarding the status of FDA approvals of Cognex and our efforts to market the product. In the event that we voluntarily stop selling Cognex for 60 days or more, or we otherwise fail to pursue good efforts to sell Cognex in the United States other than for reasons outside our control, the FTC may order that Cognex revert back to Warner-Lambert and be divested by the FTC to another purchaser. In addition, the FTC may order us to return Cognex if we fail to pursue the sale and manufacture or third party manufacture of Cognex within one year from receiving FTC approval, subject to an extension.

     Under the purchase agreement for the Cognex transaction, we will be required to pay royalties on net sales of Cognex. However, we will be entitled to apply the amount of royalties that Warner-Lambert has prepaid for these patents and we do not expect to pay significant royalties in the near future.

     The asset purchase agreement for Cognex provides for a supply agreement under which an affiliate of Warner-Lambert will manufacture and supply to us either Cognex or the active ingredient in Cognex for two years after the Cognex transaction closes, subject to a one year renewal. We will pay an agreed upon price for the supply of Cognex and the active ingredient. The supply agreement contains designated quantities of Cognex and its active ingredient that Warner-Lambert's affiliate will supply to us and that we must purchase. We plan to secure a replacement manufacturer for Cognex and are currently in negotiations with a potential manufacturer.

     Pursuant to the purchase agreement, we intend to enter into a transition services agreement with Warner-Lambert under which it will provide transitional administrative services to us until November 30, 2000 in connection with the sale of Cognex in certain specified European countries. These services will include maintenance of Cognex registrations, contact with regulatory authorities including reporting requirements, responding to customer complaints, sales administration, shipping management, billing, processing of returns, storage, responding to any regulatory inquiries or investigations, responding to any customer complaints and communicating with physicians in relation to the product. Warner-Lambert may terminate this agreement if any person or entity acquires ownership or control of 50% or more of our common stock or acquires substantially all of our assets.

  Other Products

     Generally, our other products are manufactured pursuant to manufacturing and supply agreements for remaining terms ranging from one to five years. Generally, these agreements require that we purchase all of our requirements for these products from the manufacturers which are a party to these agreements, including specified minimum purchase quantities of the product for each year. Except for our Defen-LA, Protuss-D and Zoto-HC products, these agreements generally state that the product supplier will provide products only to us.

MANUFACTURERS AND SINGLE SOURCE SUPPLIERS

     We use third-party manufacturers for the production of our products for development and commercial purposes. Given the general under-utilization of resources, the availability of excess capacity for manufacturing in the marketplace, and the lower cost of outsourcing, we intend to continue to outsource our manufacturing for the near-term.

     We currently use the services of seven third-party manufacturers for our products. These manufacturers manufacture our products pursuant to our product specifications. We have manufacturing and supply agreements with six of these manufacturers. The terms of these agreements generally range from two years to ten years except that we have a transitional supply agreement with Warner-Lambert for Ponstel which expires December 31, 2000. Under some of these agreements, the manufacturers or other third-parties own the rights to the product that we have under our marketing licenses. We have not entered into agreements for alternative manufacturing sources for any of our products. The suppliers of Nitrolingual Pumpspray and the raw material for Tanafed hold patents relating to their respective products. The patents may provide us with a competitive advantage because the patents create a barrier to entry to other companies that might otherwise seek to develop similar products.

TRADEMARKS

     Because of the large number of products on the market which compete with our products, we believe that our brand names are an important factor in establishing product recognition. We have a U.S. registered trademark for Horizon Pharmaceutical and have filed for the trademark for First Horizon Pharmaceutical. Our products are sold under a variety of trademarks registered in the United States, including Ponstel, Zoto-HC, Protuss, Mescolor, Defen and Tanafed. We have filed for the trademark Zebutal. Further, we have been licensed rights to use the Nitrolingual and Robinul trademarks in the United States from Pohl-Boskamp and American Home Products, respectively. We have rights to the TIMERx trademark pursuant to our rights to market the product we have under development with Penwest. If we acquire Cognex, we will own the U.S. rights to the Cognex trademark and its international counterparts. Our trademark registrations could be challenged by others which could result in the loss of use of one or more of our trademarks. Maintenance of our trademarks requires that we enforce our rights by preventing infringement by third parties, and we may not have the resources to stop others from infringing our trademarks.

PATENTS

     We consider the protection afforded by patents important to our business. We intend to seek patent protection in the United States and selected foreign countries where deemed appropriate for products we develop.

  Nitrolingual Pumpspray

     By virtue of our distribution agreement with Pohl-Boskamp for Nitrolingual Pumpspray, we are afforded marketing exclusivity arising from Pohl-Boskamp's 1993 U.S. patent relating to the product. This patent expires in 2010.

  Tanafed

     We entered into a licensing agreement with the raw material supplier for our Tanafed product effective January 1, 2000. This agreement grants us a license to market and distribute Tanafed for which the manufacturer has a patent covering the manufacturing process of one of its active ingredients. This patent expires in 2014.

  Migraine Product (FHPC 01)

     Pursuant to our development agreement with Penwest for a once-a-day migraine product, we are the licensee of certain Penwest patents for the purpose of manufacturing and marketing the product under development. These patents expire from 2008 through 2016.

  Active Ingredient in Robinul/Robinul Forte

     In 1999, we filed a patent application directed to the use of glycopyrrolate for the treatment of certain new indications. Glycopyrrolate is the active ingredient in Robinul and Robinul Forte.

  Cognex

     In the event we acquire Cognex pursuant to our purchase agreement with Warner-Lambert, we may acquire certain patent rights relating to the use of an active ingredient in Cognex to treat conditions associated with Alzheimer's disease. These patents expire from 2001 to 2007.

COMPETITION

     The market for drugs is highly competitive with many established manufacturers, suppliers and distributors actively engaged in all phases of the business. We believe that competition in the sale of our products is based primarily on price, service, availability and product efficacy. Our brand-name pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection and thereafter from generic equivalents. Some of our products have generic equivalents in the marketplace.

     We also compete with other pharmaceutical companies for new products and product line acquisitions. These competitors include Dura Pharmaceuticals, Inc., Forest Laboratories, Inc., Watson Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Shire Pharmaceuticals Group plc, Jones Pharma Inc. and other companies that acquire branded product lines from other pharmaceutical companies.

GOVERNMENT REGULATION

     According to the Federal Food, Drug, and Cosmetic Act ("FDC Act"), all new drugs are subject to premarket approval by the FDA. Applicable FDA law will treat our development of new products and new uses for approved products or the development of any of our line extensions as "new drugs," which requires the submission of a New Drug Application ("NDA") or a supplemental NDA ("sNDA"), and approval by the FDA.

     The steps required for approval of an NDA or sNDA may include:

     - pre-clinical studies;

     - submission to the FDA of an Investigational New Drug application ("IND"), which must become effective before human clinical trials commence;

     - adequate and well-controlled human clinical trials to establish the safety and effectiveness of the product;

     - submission of an NDA or an sNDA to the FDA; and

     - FDA approval of the NDA or sNDA prior to any commercial sale or shipment of the product.

     Pre-clinical studies generally include laboratory evaluation of product chemistry and formulation, as well as animal studies, if appropriate, to assess quality and safety. An applicant submits the results of the pre-clinical studies with chemistry, manufacturing, and control information and pharmacology and toxicology data to the FDA as a part of an IND and for review by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA.

     Clinical trials involve the administration of the investigational new drug to humans. The trials are subject to extensive regulation including compliance with Good Clinical Practices, obtaining informed patient consent and review and approval of each study by an Institutional Review Board. Clinical trials are typically conducted in three sequential phases, although phases may overlap. In Phase I, the investigational new drug usually is administered to healthy human subjects and is tested for safety. Phase II usually involves studies in a limited patient population to:

     - determine the initial effectiveness of the investigational new drug for specific indications;

     - determine dosage tolerance and optimal dosage; and

     - identify possible adverse effects and safety risks.

     When an investigational new drug is found to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken to further evaluate clinical effectiveness and to further test for safety within an expanded patient population. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues. In some cases, the FDA can request Phase IV clinical studies after approval of the NDA. These studies can be designed to obtain additional safety and efficacy data, detect new uses for or abuses of a drug, or determine effectiveness for labeled indications under conditions of widespread usage. These studies can involve significant additional expenses.

     Once the FDA has approved an NDA, the holder of the NDA may request changes in the conditions of approval contained in its NDA through a sNDA. The format, content and procedures applicable to NDA supplements are generally the same as those for NDAs. However, the only information required in a supplement is that needed to support the requested change. If the NDA or sNDA is based on new clinical investigations which are essential to the approval of the application, other than bioavailability studies, it may qualify for a three-year period of exclusivity, distinct from any applicable patent protection that may exist. The FDA may also require user fees for prescription drug NDAs or sNDAs. Supplements proposing to include a new indication for use in pediatric populations are not subject to user fees.

     Another form of an NDA is the so-called "505(b)(2)" NDA, which applicants submit pursuant to Section 505(b)(2) of the FDC Act. This type of NDA permits the inclusion of safety and effectiveness studies that the applicant has not conducted or been granted a right of reference by the sponsor of the studies. In addition, the FDA recommends a 505(b)(2) NDA for a modification, such as a new dosage form, of a previously approved drug which requires more than merely bioequivalence data. This NDA is similar to a full NDA, except that, under conditions prescribed by the FDA, it may be supported in whole or in part by one or more study investigations published in scientific literature in lieu of the applicant's clinical trials. We intend to submit this type of application to market potential product line extensions or new uses of already-approved products.

     In addition, if we submit a certain type of new drug application, the FDA will require us to certify as to any patent which covers the drug for which we seek approval. If there is a patent in existence, a certain type of certification is made and proper notice to the patent holder of our intent to market the drugs is given, and the patent holder makes an infringement claim within a specified time period, then the FDA will not approve our marketing application for thirty months or until the patent litigation is resolved, whichever occurs sooner. In addition, distinct from patent considerations, approval of a certain type of new drug application could be delayed because of the existence of non-patent exclusivity afforded by the FDA for the innovator drug.

     The least burdensome application for new drug approval is the abbreviated NDA ("ANDA"), which may apply to a new drug that is shown to be bioequivalent to a drug previously approved by the FDA for safety and effectiveness and listed as the drug to which bioequivalence must be shown. An applicant may submit an ANDA for products that are the same as an approved drug regarding active ingredient(s), route of administration, dosage form, strength and conditions of use recommended on the labeling. The ANDA requires bioequivalence data and other technical and manufacturing information, but typically no safety and effectiveness studies.

     Even after obtaining regulatory approval, such approval may require post-marketing testing and surveillance to monitor the safety of the product. In addition, the product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. At present, companies cannot export pharmaceutical products that cannot be lawfully sold in the United States unless certain statutorily prescribed conditions are met.

     FDA regulations require that we report adverse events, submit new marketing and promotional materials, submit changes we plan to make to the product manufacturing or labeling and comply with recordkeeping requirements and requirements relating to the distribution of drug samples to physicians. In the event that we do not comply with the FDA requirements, the manufacture, sales and distribution of our products may be suspended, and we may be prevented from obtaining FDA approval of new products.

     Our third-party manufacturers must adhere to FDA regulations relating to current good manufacturing practice ("cGMP") regulations, which include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned and salvaged products.

Ongoing compliance with cGMP procedures, labeling and other regulatory requirements are monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA. Failure by our third-party manufacturers to comply with these rules could result in sanctions being imposed, including fines, injunctions, civil penalties, suspension or withdrawal of FDA approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, we rely upon our third-party manufacturers to provide many of the documents that we use to comply with our FDA reporting requirements for Ponstel, Robinul, Robinul Forte, and Nitrolingual.

     In addition, we are subject to fees under the Prescription Drug User Fee Act for new drug applications for new drug products and sNDAs for new uses, except that we may qualify for a waiver of the fee for our first new drug application. We will be responsible for paying these fees for sNDAs and subsequent submissions, unless we receive approval from the FDA for a waiver, reduction or refund.

     We are also subject to regulation under other federal and state laws, including the Occupational Safety and Health Act and other environmental laws and regulations, national restrictions on technology transfer, and import, export and customs regulations. In addition, some of our products that contain controlled substances, such as Protuss and Protuss-D, are subject to Drug Enforcement Administration regulations relating to storage, distribution, importation and sampling procedures. We have registered with the Drug Enforcement Administration under the Controlled Substances Act which establishes, among other things, registration, security and recordkeeping requirements. We must also comply with federal and state anti-kickback and other healthcare fraud and abuse laws.

     In addition, whether or not we obtain FDA approval, we must obtain approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries prior to the commencement of clinical trials and subsequent marketing of such product in such countries. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for FDA approval.

REIMBURSEMENT

     Our ability to market our products successfully will depend in part on the extent to which reimbursement for the costs of the products will be available from government health administration authorities, private health insurers, and managed care organizations in the United States and in any foreign markets where we may sell our products. Third-party payors can affect the pricing or relative attractiveness of our products by regulating the reimbursement they provide on our products and competing products. Insurance carriers may not reimburse healthcare providers for use of our products used for new indications. Domestic and foreign government and third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products.

PRODUCT LIABILITY INSURANCE

     We currently maintain a product liability insurance policy. We do not currently maintain business interruption insurance.

EMPLOYEES

     We had 150 full-time employees as of December 31, 1999, including 127 sales and marketing employees in the field, and 23 in management, finance and administration. We also maintain active independent contractor relationships with various individuals with whom we have consulting agreements. We believe our employee relations are good. None of our employees is subject to a collective bargaining agreement.

PROPERTIES

     We lease a 24,300 square-foot facility in Roswell, Georgia. Our facility includes space for offices and a warehouse. This lease expires on August 31, 2003. We also lease executive office space on a short-term basis in Raleigh, North Carolina, and Phoenix, Arizona, for our regional managers. We believe that our facilities are adequate for our current requirements; however, we anticipate that as we grow, we will require additional facilities.

LEGAL PROCEEDINGS

     From time to time, we may become involved in routine litigation. Currently, we are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following are our executive officers and directors as of the date of this prospectus:

NAME                                AGE                           POSITIONS
----                                ---                           ---------
Mahendra G. Shah, Ph.D............  55    Chairman of the Board and Chief Executive Officer
R. Brent Dixon....................  55    President and Director
Gregory P. Hauck..................  33    Secretary and Vice President, Developed Products
Balaji Venkataraman...............  34    Vice President and Chief Financial Officer
Robert D. Godfrey, Jr.............  38    Vice President, Sales
William G. Campbell...............  44    Controller
John N. Kapoor, Ph.D.(1)..........  56    Director
Pierre Lapalme(1)(2)..............  60    Director
Jon S. Saxe(1)(2).................  63    Director

------------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Mahendra G. Shah, Ph.D. is the Chairman of the Board and Chief Executive Officer. Dr. Shah has been a director since 1993, and his present term as director will expire in 2001. Dr. Shah became Chief Executive Officer in October 1999. Dr. Shah maintains other employment and expects to dedicate a majority of his working time to the company. From 1991 to the present, he has been a Vice President of EJ Financial Enterprises, Inc., which manages a fund that invests in healthcare companies. From 1996 to the present, he has been the President of Protomed Pharmaceuticals, Inc. which is a privately-held drug development company. From 1987 to 1991, he was the Senior Director of New Business Development with Fujisawa USA, Inc. Prior to that time, he worked in various scientific and management positions with Schering-Plough and Bristol Myers-Squibb Company. He serves on the board of Structural Bioinformatics Inc., Zarix, Introgen Therapeutics and Inpharmakon Corporation. He previously served on the board of Unimed Pharmaceuticals. Dr. Shah received a Ph.D. degree in Industrial Pharmacy from St. John's University. EJ Financial Enterprises, Inc. is the sole shareholder and managing general partner of Kapoor-Pharma Investments, L.P., our largest shareholder.

     R. Brent Dixon is the President and a director of the company. He has been a director since 1993, and his present term as director will expire in 2002. Mr. Dixon has been with the company since its formation. He has been our President since 1993 and served as a Vice-President from 1992 to 1993. He has over 30 years of operational, sales, and strategic market development experience in the pharmaceutical industry. Prior to working at the company, he was President of Dixon and Associates, a healthcare consulting company. Prior to that he served as National Sales Manager for Center Laboratories, a subsidiary of Merck AG. Mr. Dixon has also served as a Regional and District Manager for Roberts Pharmaceuticals and Adams Laboratories. Mr. Dixon attended St. Petersburg Junior College and the University of Mississippi.

     Gregory P. Hauck is the Secretary and Vice President of Developed Products. He has been with the company since its formation and has been serving as Vice-President since 1993. He is responsible for developing product promotional materials as well as product line marketing strategies. In his previous position as Vice President of Sales and Marketing for the company from 1994 to 1997, he was responsible for implementing its sales strategies. Mr. Hauck began working with the company in 1992 as the National Sales Manager where he was primarily responsible for the hiring and training of all new sales representatives. He entered the pharmaceutical industry in 1989 as a sales representative with Hauck Pharmaceuticals and Roberts Pharmaceuticals. Mr. Hauck received a B.S. degree in Education from the University of Georgia and, afterwards, spent a brief period of time as an educator.

     Balaji Venkataraman has been the Vice President and Chief Financial Officer since October 1999. Between August 1998 and September 1999, he was Vice President of Corporate Development and Strategic Planning at the company. He also served as a consultant to the company during his employment as the Director of Strategic Planning at EJ Financial Enterprises, Inc. from September 1997 to August 1998. From 1995 to 1997, he was an Associate, Licensing and New Business Start-Up, at the University of Pennsylvania Center for Technology Transfer. From 1994 to 1995, he was the Marketing Manager at Curative Technologies Inc., a wound care services company. From 1993 to 1994, he was a Technical Sales Representative for Millipore Corporation. From 1991 to 1993 he was the Senior Research Chemist at Scios Inc. He has also held product management and finance positions at Schering Plough and Pfizer. Mr. Venkataraman received an M.S. degree in Organic Chemistry from Case Western Reserve University and an M.B.A. degree from the Wharton School at the University of Pennsylvania.

     Robert D. Godfrey, Jr. has been Vice President of Sales since 1998. He served as the National Sales Manager between 1996 and 1998. He began his career with the company in 1992 as a Sales Representative for the Jacksonville, Florida, territory and was promoted in 1994 to District Manager of the entire Florida sales territory. At that time, in addition to his managerial responsibilities, he continued to promote First Horizon products to physicians and pharmacies until 1995. Prior to his career with the company, Mr. Godfrey held the position of Marketing Research Consultant with MGT Information Systems and also worked independently as a Research Consultant in the southeastern United States. Mr. Godfrey received an M.B.A. degree and a B.S. degree in Marketing from Jacksonville University.

     William G. Campbell has been our Controller and Treasurer since 1998. Prior to joining First Horizon, from 1995 to 1998, Mr. Campbell was the Controller/CFO of DialysisAmerica, Inc. He was the Associate Administrator/CFO of Stringfellow Memorial Hospital from 1993 to 1995; and from 1989 to 1993, he was the Director of Budgets, Costs and Reimbursement at Grady Memorial Hospital, a large public teaching hospital. His prior professional experience also includes a number of profit and not-for-profit consulting, big five public accounting, governmental auditing and internal audit positions. Mr. Campbell is a Certified Public Accountant and received a B.A. degree in Accounting from Walsh College of Accountancy and Business Administration and an M.B.A. degree in Accounting from Kennesaw State College.

     John N. Kapoor, Ph.D. has been one of our directors since 1996, and his present term as director will expire in December 2000. Dr. Kapoor has over 20 years of experience in the healthcare field through his ownership and management of healthcare-related businesses. In 1990, Dr. Kapoor founded Kapoor-Pharma Investments, L.P., our largest stockholder, and its managing partner, EJ Financial Enterprises, Inc., of which he is the President and sole shareholder. EJ Financial provides funds and strategic advice to healthcare businesses. Dr. Kapoor is the Chairman of OptionCare, Inc., Akorn, Inc. and NeoPharm, Inc. Dr. Kapoor is a director of Integrated Surgical Systems, Inc., as well as a Chairman of a private company and a director of several other private companies. Dr. Kapoor received a B.Sc. degree from Bombay University and a Ph.D. degree in medicinal chemistry from the State University of New York.

     Dr. Kapoor was previously the chairman and president of Lyphomed Inc. Fujisawa Pharmaceutical Co. Ltd. was a major stockholder of Lyphomed from the mid-1980s until 1990, at which time Fujisawa completed a tender offer for the remaining shares of Lyphomed, including the shares held by Dr. Kapoor. In 1992, Fujisawa filed suit in federal district court in Illinois against Dr. Kapoor alleging that between 1980 and 1986, Lyphomed filed a large number of allegedly fraudulent new drug applications with the FDA, and that Dr. Kapoor's failure to make certain disclosures to Fujisawa constituted a violation of federal securities laws and the Racketeer Influenced and Corrupt Organizations Act. Fujisawa also alleged state law claims. Dr. Kapoor countersued, and in 1999, the litigation was settled on terms mutually acceptable to the parties. The terms of the settlement are subject to a confidentiality agreement. Dr. Kapoor also controls Inpharmakon Corporation, a party to one of our development agreements.

     Pierre Lapalme was elected a director in April 2000. His term as director will expire in 2002. Mr. Lapalme has served as President and Chief Executive Officer of the North American division of Ethypharm, Inc. since 1997. Mr. Lapalme is the non-executive Chairman of the Board of DiagnoCure Inc. From 1994 to 1997, he served as President and General Manager of Lavipharm Inc. Mr. Lapalme served as Senior Vice President and General Manager for the North American division of Rhone-Poulenc Rorer Inc. U.S.A. from 1990 to 1993 and as President and Chief Executive Officer of the North American division of Rhone-Poulenc Pharmaceuticals from 1979 to 1990. From 1964 to 1979, Mr. Lapalme held various executive positions at Ciba-Geigy Pharmaceuticals in Canada. Mr. Lapalme received a Business Administration degree in Marketing from the University of Western Ontario.

     Jon S. Saxe was elected a director in January 2000. His term as director will expire in December, 2001. He also serves as a Director of Protein Design Labs, Inc. Mr. Saxe served as President of Protein Design Labs, Inc. from January 1995 to May 1999. In addition, he is a Director of Questcor Pharmaceuticals Inc., Incyte Pharmaceuticals Inc., ID Biomedical Corporation, InSite Vision, and is Chairman of Point Biomedical Corporation and Iconix Pharmaceuticals. Mr. Saxe served as President of Saxe Associates, a biotechnology consulting firm, from May 1993 to December, 1994. He served as the President, Chief Executive Officer and a Director of Synergen, Inc., a biopharmaceutical company, from October 1989 to April, 1993. Mr. Saxe served in various positions including Vice President of Licensing and Corporate Development and Head of the Patent Law Department for Hoffmann-LaRoche, Inc. from 1960 through 1989. Mr. Saxe received a B.S. Ch.E. degree from Carnegie-Mellon University, a J.D. degree from George Washington University School of Law, and an L.L.M. degree from New York University School of Law.

EXECUTIVE OFFICERS

     Each officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

ELECTION OF DIRECTORS

     Dr. Shah, Mr. Dixon and Dr. Kapoor were elected to the board under a stockholder agreement. Under the terms of this agreement, the board of directors was set at three members. In addition, Kapoor-Pharma Investments has the right to elect two directors, and Dr. Shah, Mr. Dixon and Mr. Hauck have the right to elect one director by majority vote. This agreement will terminate upon completion of this offering.

     Our board of directors increased the number of directors from three to five in January 2000. Pursuant to our bylaws, the board filled the two vacancies created by the increase by appointing Jon S. Saxe and John E. Robson as directors. Mr. Robson resigned as director in April 2000 and the board filled the resulting vacancy by appointing Pierre Lapalme.

BOARD COMPOSITION

     Pursuant to our Restated Certificate of Incorporation, the board of directors is divided into three classes of directors:

     - Class A, whose term will expire at the annual meeting of stockholders to be held in the year 2000;

     - Class B, whose term will expire at the annual meeting of stockholders to be held in the year 2001;

     - Class C, whose term will expire at the annual meeting of stockholders to be held in the year 2002.

     John N. Kapoor is a Class A director. Mahendra G. Shah and Jon S. Saxe are Class B directors. R. Brent Dixon and Pierre Lapalme are Class C directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders.

     A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the company by a proxy contest since a third party would be required to have its nominees elected at two separate meetings of the board of directors in order to elect a majority of the members of the board.

BOARD COMMITTEES

     The board of directors has formed an audit committee to review the results and scope of the audit of our annual financial statements, to discuss various matters with the auditors, to receive statements from the auditors and to make recommendations to the board of directors regarding the inclusion of audited financial statements in our annual reports. The current members of our audit committee are Jon S. Saxe, John E. Kapoor and Pierre Lapalme.

     The board of directors has also formed a compensation committee to recommend salaries and incentive compensation for executive officers and to administer our stock plan. The members of the compensation committee are Jon S. Saxe and Pierre Lapalme.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDE PARTICIPATION

     In January 2000, our board of directors established a compensation committee. Messrs. Lapalme and Saxe currently serve as members of the compensation committee. For the year ended December 31, 1999, the entire board of directors determined executive compensation. Two members of our board of directors, Mahendra G. Shah and R. Brent Dixon, are also employees. Dr. Shah has participated in certain transactions with us in the past. See "Certain Relationships and Related Transactions."

DIRECTOR COMPENSATION

     We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. Each director who is not an employee also receives a fee of $12,000 per year and $1,000 for each board meeting attended. Each director who is not an employee and not affiliated with a greater than 10% stockholder receives options to purchase shares of our common stock upon election to the board.

SCIENTIFIC ADVISORY BOARD

     We have engaged a scientific and medical advisor to advise us on issues related to specific pharmaceutical products. The current advisor is an expert in clinical development, medical sciences and drug development. We plan to add additional members with different expertise to support our growth. In certain cases, this advisor has agreed to be available for consultation for a specified number of days each year, but he may consult and meet informally with us on a more frequent basis. Our current scientific and medical advisor may have other commitments that may limit his availability to us. Our scientific advisory board consists of the following individual:

     Nelson L. Levy, M.D., Ph.D., is currently the Chief Executive Officer of the CoreTechs Corporation, which implements a unique paradigm of technology transfer and which starts science-based companies. He was previously President of Fujisawa Pharmaceutical Company, where he refocused and revitalized the sales and marketing organizations, in-licensed two major pharmaceuticals and filed an NDA for FK-506 (Prograf), Fujisawa's leading product. From 1981 to 1984, he was the Vice President for Pharmaceutical Research at Abbott Laboratories. He is on the board of directors of two public and three private companies and on the scientific advisory boards of three other companies, two of which are publicly traded. He is a Summa Cum Laude graduate of Yale University, received his M.D. degree from the Columbia College of Physicians and Surgeons and a Ph.D. degree in Immunology from Duke University.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning the compensation awarded to or earned by our chief executive officer and by each of our four other most highly compensated executive officers (the "Named Executive Officers") who earned in excess of $100,000 in cash compensation during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL               LONG-TERM
                                            COMPENSATION       COMPENSATION AWARDS        ALL
                                         ------------------   ----------------------     OTHER
                                                                      SHARES            COMPEN-
NAME AND PRINCIPAL POSITION               SALARY     BONUS      UNDERLYING OPTIONS     SATION(1)
---------------------------              --------   -------   ----------------------   ---------
Mahendra G. Shah, Ph.D.(1)
  Chairman and Chief Executive Officer   $  --      $55,200          300,000            $   --
R. Brent Dixon
  President and Director...............   100,000    27,600           60,000             1,567(2)
Balaji Venkataraman
  Vice President and Chief Financial
     Officer...........................    93,400    21,250          200,000                24(3)
Gregory P. Hauck
  Vice President, Developed Products...    89,000    20,000           50,000               624(4)
Robert D. Godfrey, Jr.
  Vice President, Sales................    85,950    20,000           70,000             2,024(5)

------------------------------

(1) Dr. Shah did not receive a salary in 1999.

(2) Represents $1,543 contributed under the 401(k) plan and $24 for term life insurance premiums.

(3) Represents $24 for term life insurance premiums.

(4) Represents $600 contributed under the 401(k) plan and $24 for term life insurance premiums.

(5) Represents $2,000 contributed under the 401(k) plan and $24 for term life insurance premiums.

STOCK OPTION GRANTS

     The following tables show for the year ended December 31, 1999, information regarding options granted to, and held at year end by, the Named Executive Officers.

     Amounts reported in the potential realizable value column below are hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, calculated by assuming that the stock price on the date of grant as determined by the board of directors appreciates at the indicated annual rate compounded annually for the entire term of the option (10 years). The 0% annual rate of appreciation shows the value at the grant date based upon the stated market price of the stock on the date of grant. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

                       OPTION GRANTS IN FISCAL YEAR 1999

                                                        INDIVIDUAL GRANTS
                               --------------------------------------------------------------------
                               NUMBER OF    PERCENTAGE OF
                               SECURITIES   TOTAL OPTIONS                 MARKET
                               UNDERLYING     GRANTED TO     EXERCISE    PRICE ON
                                OPTIONS      EMPLOYEES IN    PRICE PER   DATE OF
NAME                            GRANTED     FISCAL YEAR(1)     SHARE      GRANT     EXPIRATION DATE
----                           ----------   --------------   ---------   --------   ---------------
Mahendra G. Shah, Ph.D.......   25,000(2)         3.2%         $2.50      $3.08           3/17/09
                               275,000(3)        35.0           2.65       4.48          10/22/09
R. Brent Dixon...............   60,000(4)         7.6           2.50       3.08           3/17/09
Balaji Venkataraman..........   40,000(5)         5.1           1.88       4.48            9/1/09
                                60,000(3)         7.6           1.88       4.48          10/22/09
                               100,000(3)        12.7           2.65       4.48          10/22/09
Robert D. Godfrey, Jr........   20,000(4)         2.5           2.50       3.08           3/17/09
                                50,000(3)         6.4           2.65       4.48          10/22/09
Gregory P. Hauck.............   50,000(4)         6.4           2.50       3.08           3/17/09


                                 POTENTIAL REALIZABLE VALUE OF
                                    ASSUMED ANNUAL RATES OF
                                    STOCK PRICE APPRECIATION
                                        FOR OPTION TERM
                               ----------------------------------
NAME                              0%          5%          10%
----                           --------   ----------   ----------
Mahendra G. Shah, Ph.D.......  $ 14,500   $   62,925   $  137,218
                                503,250    1,278,048    2,466,741
R. Brent Dixon...............    34,800      151,020      329,324
Balaji Venkataraman..........   104,000      216,698      389,599
                                156,000      325,047      584,398
                                183,000      464,745      896,997
Robert D. Godfrey, Jr........    11,600       50,340      109,775
                                 91,500      232,372      448,498
Gregory P. Hauck.............    29,000      125,850      274,436

------------------------------

(1) In 1999, options to purchase a total of 785,500 shares of common stock were granted.

(2) The option holder may exercise the option to purchase 25% of these shares of common stock on March 17, 1999 and an additional 25% per year on the next three anniversaries thereof.

(3) The option holder may exercise the option to purchase 25% of these shares of common stock on October 22, 2000 and an additional 25% per year on the next three anniversaries thereof.

(4) The option holder may exercise the option to purchase 25% of these shares of common stock on March 17, 2000 and an additional 25% per year on the next three anniversaries thereof.

(5) The option holder may exercise the option to purchase 25% of these shares of common stock on September 1, 1999 and an additional 25% per year on the next three anniversaries thereof.

     None of our Named Executive Officers exercised stock options in the fiscal year ended December 31, 1999. The following table sets forth information concerning the number and value of unexercised options held by each of our Named Executive Officers on December 31, 1999. There was no public market for our common stock as of December 31, 1999. Accordingly, the fair market value on December 31, 1999 is based on the initial public offering price of $8.00 per share. This valuation at December 31, 1999 does not represent the actual value of our stock at December 31, 1999.

     AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND YEAR-END OPTION VALUES

                                                     NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                   OPTIONS AT YEAR ENDED              YEAR ENDED
                                                     DECEMBER 31, 1999             DECEMBER 31, 1999
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Mahendra G. Shah, Ph.D........................    106,250        293,750      $  771,875     $1,574,375
R. Brent Dixon................................    265,000        135,000       1,984,375        883,125
Balaji Venkataraman...........................     10,000        190,000          61,200      1,085,800
Robert D. Godfrey, Jr.........................     35,000        115,000         239,375        653,125
Gregory P. Hauck..............................    265,000        125,000       1,984,375        828,125

EXECUTIVE OFFICERS EMPLOYMENT AGREEMENTS

     On January 1, 2000, we entered into employment agreements with Mahendra G. Shah, Ph.D., R. Brent Dixon, Balaji Venkataraman, Robert D. Godfrey, Jr., Gregory P. Hauck and William G. Campbell. These employment agreements may be terminated by us with or without cause. The officers may terminate employment upon sixty days written notice to us. Upon termination of Messrs. Shah, Dixon and Venkataraman's employment without cause, as defined in the agreement, each officer will be entitled to receive his salary for twelve months following termination, a lump sum equal to 100% of the bonus he received the preceding calendar year, if any, continued health insurance coverage substantially equivalent to that provided to the officer prior to termination for twelve months following termination, a car allowance for twelve months following termination, and all of the officer's unvested options will immediately vest and become exercisable.

     Upon termination of Messrs. Godfrey, Hauck and Campbell's employment without cause, each officer will be entitled to receive his salary for six months following termination, a lump sum equal to 50% of the bonus he received the preceding calendar year, if any, continued health insurance coverage substantially equivalent to that provided to the officer prior to termination for six months following termination, a car allowance for six months following termination and all of the officer's unvested options will immediately vest and become exercisable.

     Upon termination by us for cause, termination in the event of death or termination by the officer, each officer or his estate is entitled to receive all accrued but unpaid salary as of the date of termination. Upon any termination of these agreements, each officer or his estate will have 120 days from the date of termination to exercise any vested options.

     These employment agreements provide for a base salary of $110,000 for Dr. Shah, $102,000 for Mr. Dixon, $95,000 for Mr. Venkataraman, $90,000 for Mr. Godfrey, $85,000 for Mr. Hauck and $80,000 for Mr. Campbell. In addition, these employment agreements entitle each executive officer to receive a bonus based on the percentage of his salary, if we and/or the officer meets certain performance goals to be established by the board of directors each year. The compensation committee will review the performance goals and determine whether or not we and/or the executive have achieved the performance goals based on our financial statements. The board retains the right to award additional compensation to each officer based on the officer's contributions to the company.

     The agreements provide that in the event of a change of control, as defined in the agreements, all options become fully vested and immediately exercisable.

     The employment agreements restrict each officer from engaging in or having any financial interest in a business that is in competition with our business during that officer's employment with the company and for thirty-six months following termination of employment. A business is in competition with us if it involves research and development work involving products that we market at the time of termination or that were under study by us at that time and were expected to be marketed within six months. This provision does not prevent the officers from investing in a publicly held company, provided that the officer's beneficial ownership of securities does not exceed 5% of the outstanding class of the publicly held company's securities. The employment agreements also restrict each officer from soliciting our suppliers, customers or clients for thirty-six months after employment. This provision does not prohibit an officer from soliciting wholesale customers, managed care agencies, scientific or computer consultants, lawyers or manufacturers as long as manufacturers have excess capacity. The employment agreements also prohibit each officer from soliciting, employing or engaging any of our employees or affiliates for thirty-six months following employment. The employment agreements prohibit each officer from disclosing any of our trade secrets, confidential information or ideas that the officer may have acquired or developed relating to our business for twelve months following employment.

EMPLOYEE BENEFIT PLANS

     1997 Non-Qualified Stock Option Plan

     Our 1997 Non-Qualified Stock Option Plan, as amended, was adopted by our board of directors and approved by our stockholders June 18, 1997. The 1997 plan authorizes the issuance of up to 4,000,000 shares of our common stock. Currently, options to purchase an aggregate of 1,767,500 shares of our common stock at a weighted average exercise price of $1.61 per share are outstanding under the 1997 plan. Upon the closing of this offering, no additional grants of stock options will be made under this 1997 plan.

     Options granted under the plan are not transferable by the optionee except by will or by the laws of descent and distribution. Options will become immediately exercisable in the event of a change of control if the surviving company does not assume the options granted under the plan.

     The 2000 Stock Plan

     Our board of directors and stockholders approved the 2000 Stock Plan in February 2000. This plan provides for the granting of:

     - incentive stock options under the Internal Revenue Code of 1986;

     - options that do not qualify as incentive stock options;

     - stock awards or stock bonuses; and

     - sales of stock.

     The 2000 Stock Plan provides for the grants of these options and other awards to officers, directors, full and part-time employees, advisors and consultants. Only full-time employees may receive incentive stock options. We have reserved 2,000,000 shares of common stock for issuance under the 2000 Stock Plan. Our compensation committee administers the 2000 Stock Plan and has the sole authority to determine:

     - the meaning and application of the terms of the plan and all grant agreements;

     - the persons to whom option or stock grants are made;

     - the nature and amount of option or stock grants;

     - the price to be paid upon exercise of each option;

     - the period within which options may be exercised;

     - the restrictions on stock awards; and

     - the other terms and conditions of awards.

     In order to meet one of the requirements of Section 162(m) of the Internal Revenue Code, the 2000 Stock Plan limits to 500,000 the number of shares that may be covered by grants to any single person in any one calendar year.

     The exercise price per share for incentive stock options cannot be less than the fair market value of our common stock on the date of the grant. If a recipient owns more than 10% of our common stock, incentive stock options granted to that recipient must have an exercise price of not less than 110% of the fair market value of our common stock on the grant date. Determinations of fair market value are made in accordance with the plan. The compensation committee has the authority to determine the exercise price for non-qualified stock options.

     The compensation committee has the authority to determine the term of each option. However, the term of stock options may not exceed 10 years from the date of grant. In the case of an incentive option granted to an owner of more than 10% of our common stock, the term may not exceed five years from the date of grant.

     Generally, the recipient of an option may exercise it only while employed by us, except that a recipient may exercise vested options for 60 days after termination of employment or such later date as set forth in the grant agreement, a recipient may exercise vested options for twelve months following disability, and if a recipient dies while employed by us, his or her estate, heirs or beneficiaries may exercise vested options held by the recipient within twelve months following the date of death. The plan also provides for the acceleration of vesting and exercisability of options and vesting of stock awards if we are subject to a change of control.

     The compensation committee has the authority to award stock under the plan as stock bonuses. In addition, the compensation committee may issue stock under the plan for consideration, including promissory notes and services. The compensation committee also has the authority to determine the terms, conditions and restrictions of stock awards and sales of stock, which may include restrictions on transferability, voting, repurchase by us and forfeiture of shares. If shares of the stock are subject to forfeiture, we will retain all dividends or other distributions paid on the stock until the shares are no longer subject to forfeiture, at which time we will pay all accumulated amounts to the recipient. Unless otherwise determined by the compensation committee, shares awarded as a stock bonus to an officer or director may not be sold until six months after the date of the award. All shares relating to stock awards or stock sales are counted against the aggregate number of shares available for granting awards under the 2000 Stock Plan.

     If a stock split, stock dividend, consolidations, recapitalizations, reorganizations or similar event occurs, we will make proportional adjustments to the number of shares of common stock reserved for issuance under the 2000 Stock Plan and issuable under outstanding options and adjustments to the exercise prices of outstanding options.

     Awards under the plan are not transferable except by will or the laws of descent and distribution. The 2000 Stock Plan will terminate in February, 2010, and we may not grant awards under it after termination. Our board of directors may amend, alter or discontinue the plan at any time, provided that we must obtain shareholder approval for any change that would increase the number of shares reserved for issuance or would change the class of persons eligible to receive grants. In addition, the board may not amend the plan to:

     - fix the exercise price per share for incentive stock options at less than 100% of the fair market value of a share of common stock on the date of grant;

     - extend the expiration date of the plan;

     - extend the maximum period of ten years during which holders may exercise options; or

     - materially increase the benefits to participants under the plan.

     In no event may the board or shareholders amend the plan, alter or impair the rights of an existing recipient without their consent.

     As a condition to the exercise of an option, the vesting or award of a stock bonus or the vesting or sale of stock, we may require the recipient to pay over to us all applicable federal, state and local taxes that we must withhold. At the discretion of the compensation committee and upon the request of a recipient, the withholding tax requirements may be satisfied by withholding shares of stock otherwise issuable to the recipient.

     The board of directors approved the grant of options, subject to completion of this offering, to purchase 187,950 shares at an exercise price per share equal to the public offering price per share in this offering. These options will be issued upon completion of this offering. Following this grant, there will be 1,812,050 shares available for future option grants under the 2000 Stock Plan.

     Employee Stock Purchase Plan

     Our employee stock purchase plan was adopted in February 2000 and is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Internal Revenue Code. We have reserved 500,000 shares of common stock for the stock purchase plan. In order to participate in the stock purchase plan, employees must meet eligibility requirements, including length of employment. At present participating employees will be able to direct us to make payroll deductions of up to 7% of their regular compensation during an offering period for the purchase of shares of our common stock. Each offering period will be six months, with the first offering period beginning on the later of July 1, 2000 or the effective date of the registration statement for the plan. The stock purchase plan will provide participating employees with the right, subject to specific limitations, to purchase our common stock at a price equal to 85% of the lesser of the fair market value of our common stock on the first or last day of the offering period. The stock purchase plan will terminate on December 31, 2010. The board of directors has the authority to amend, suspend or discontinue the stock purchase plan as long as the change will not adversely affect participants without their consent and as long as we receive any shareholder approval required by law.

     401(k) Profit Sharing Plan

     We have established a tax-qualified employee savings and retirement plan for all of our employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under the 401(k) plan, employees may elect to reduce their current compensation by up to 15% or the statutory dollar limit, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we match a percentage of an employee's contribution that we establish from time to time. Each employee is fully vested in his or her salary contributions and our matching contributions vest over six years.

     We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Officers and Directors

     Mahendra G. Shah, Ph.D., our Chairman and Chief Executive Officer, is the Vice President of EJ Financial Enterprises, Inc. John N. Kapoor, Ph.D., one of our directors, is President and sole shareholder of EJ Financial. EJ Financial is the Managing General Partner of Kapoor-Pharma Investments, L.P. which beneficially owns 76% of our Common Stock.

Reimbursement Agreement

     On April 14, 2000, we entered into a Reimbursement Agreement with the Kapoor Children's 1992 Trust (the "1992 Trust"). Under this agreement, the 1992 Trust agreed to pledge to LaSalle Bank as collateral for our bridge loan, securities and investments in the amount of $10 million. John Kapoor is the husband of Editha Kapoor, the Trustee of the 1992 Trust, and their children are the beneficiaries. As consideration for this pledge, we will pay the Trust a fee of $100,000 per year, pro rated for the amount of time that the pledge is in effect, plus all of the 1992 Trusts' expenses incurred in connection with the Reimbursement Agreement.

Collaboration Agreement

     In 1998, we entered into a collaboration agreement with Inpharmakon Corporation under which we acquired rights to the proprietary information for our migraine product FHPC 01 currently under development. Under the agreement, we must develop a workable once-a-day formulation for the drug, conduct clinical trials, file for and obtain regulatory approval, and begin commercial sales of the product within prescribed times. If we do not reach specified milestones on a timely basis, Inpharmakon may terminate the agreement. In the event that Inpharmakon terminates the agreement, the rights to develop FHPC 01 will revert back to Inpharmakon who will, under certain circumstances, be free to develop and market the product using the once a day formulation and the data from clinical trials and all other information acquired or developed by us in connection with our development efforts. We must also pay up to an aggregate of $950,000 in non-refundable fees at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, we must pay royalties at rates which we believe are within industry customary ranges. If we elect to sell the business opportunity to a third party, we must share the proceeds of the sale with Inpharmakon. We paid $200,000 and $1,352 to Inpharmakon in 1998 and 1999, respectively, under this agreement. The agreement expires on October 31, 2008 with automatic five-year renewals thereafter. The terms of this agreement were negotiated at arms' length by management, and we believe the terms are fair to us. The John N. Kapoor Trust, dated September 30, 1989 (the "Trust"), owns 50% of the shares of Inpharmakon Corporation. John N. Kapoor is Trustee of the Trust, and the Trust is a partner of Kapoor-Pharma Investments. In addition, Dr. Shah is a director of Inpharmakon Corporation and owns options to purchase 25,000 shares of Inpharmakon.

     The other owner of Inpharmakon has previously sought to renegotiate some of the terms of this agreement based on disputes concerning our achievement of milestones. On May 3, 2000, we entered into an amendment of this development agreement in which both parties released each other from any previous claims or disputes under the agreement. This amendment deletes provisions permitting Inpharmakon to terminate the agreement if we do not initiate clinical trials within a specified time period after completing a clinical biostudy on our migraine product under development or if we do not file an NDA within a specified time period after completing clinical trials. In addition, the amendment provides for an increase in the total aggregate amount of milestone payments that we must pay for development of the migraine product from $700,000 to $950,000. The amendment also requires that we pay Inpharmakon $200,000 within thirty days after this offering.

Packaging Agreement

     In 1997, we entered into a packaging agreement with Diversified Healthcare Services, Inc., under which we agreed to exclusively use Diversified Healthcare to package samples of our Defen-LA, Mescolor, Protuss-DM and Zebutal products. Under this agreement, Diversified Healthcare has the right to provide exclusive packaging services for these products. We paid $83,000, $132,152 and $282,493 to Diversified Healthcare in 1997, 1998 and 1999, respectively, under this agreement. The term of this agreement is three years, with automatic yearly renewals unless terminated by either party. The terms of this agreement were negotiated at arm's length by management, and we believe the terms are fair to us. Warren Hauck, Chief Executive Officer of Diversified Healthcare, is the father of Gregory P. Hauck, our Vice President of Developed Products, and Daniel
C. Hauck, who currently owns 5.6% of our common stock. Steven Hauck, the President of Diversified Healthcare, is the brother of Gregory and Daniel Hauck.

Non-compete Agreements

     In 1996, we entered into two agreements with Crabapple Enterprises, Inc., a prior and potential competitor, under which Crabapple agreed not to market products that compete with our Protuss, Protuss-D and Zoto-HC products. We paid $91,000, $159,902 and $162,768 to Crabapple in 1997, 1998 and 1999,
respectively, under these agreements. These agreements require us to pay royalties on sales of these products at rates which we believe are within industry customary standards. The term of the agreement for Protuss and Protuss-D is seven years with an option to renew for an additional five years. The term of the agreement for Zoto-HC is ten years with an option to renew for an additional five years. Crabapple may cancel these agreements if minimum royalty amounts are not paid. The terms of these agreements were negotiated at arm's length by management, and we believe the terms are fair to us. Warren Hauck, Chief Executive Officer of Crabapple, and Mary Hauck, Secretary of Crabapple, are the parents of Gregory and Daniel Hauck.

  Conversion of Notes into Common Stock

     On January 11, 1999, Kapoor-Pharma Investments loaned us $1,600,000 at an interest rate of 2% over the prime rate. In December, 1999, we converted principal and $144,984 of accrued interest into 558,395 shares of common stock pursuant to the terms of the loan agreement. We used this loan to acquire the Robinul product line.

     During 1997, we converted $385,000 in loans from Kamal R. Kapoor plus $124,363 accrued interest into 814,978 shares of our common stock at a conversion rate of $0.625 per share. Kamal Kapoor is John N. Kapoor's brother.

     During 1997, we converted $150,000 in loans from the Trust plus $3,345 accrued interest into 245,352 shares of common stock at a conversion rate of $0.625 per share.

     During 1997, we converted $100,000 in loans from EJ Financial Enterprises plus $25,575 accrued interest into 200,918 shares of common stock at a conversion rate of $0.625 per share.

  Sale of Common Stock

     On January 27, 1997, we issued 320,000 shares of common stock to the Trust for $200,000 or $0.625 per share.

     On June 30, 1997, we issued 560,000 shares of common stock to Kapoor-Pharma Investments for $350,000 or $0.625 per share.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock and as adjusted to reflect the sale of the shares of common stock in this offering, by:

     - each person or entity we know to own beneficially more than 5% of our common stock;

     - each of our directors;

     - each of the Named Executive Officers; and

     - all directors and executive officers as a group.

     Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and/or investment power with his or her spouse, with respect to all shares of capital stock listed as owned by that person or entity. Except as otherwise noted below, the address of each person listed below is our address.

     The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission and assumes the underwriters do not exercise their over-allotment option. the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

                                                                       PERCENTAGE OF
                                                                    SHARES BENEFICIALLY
                                                                           OWNED
                                         NUMBER OF SHARES     --------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER    BENEFICIALLY OWNED    BEFORE OFFERING   AFTER OFFERING
------------------------------------    -------------------   ---------------   --------------
5% STOCKHOLDERS
Kapoor-Pharma Investments, L.P.(1)....       6,487,583             76.0%             52.6%
  225 E. Deerpath, Suite 250
  Lake Forest, IL 60045
Daniel C. Hauck(2)....................         480,000              5.6               3.9
  842 Gable Gate Turn
  Roswell, GA 30076
DIRECTORS AND NAMED EXECUTIVE OFFICERS
John N. Kapoor, Ph.D.(1)..............       6,487,583             76.0              52.6
R. Brent Dixon(3).....................         785,000              8.9               6.2
Gregory P. Hauck(4)...................         782,500              8.9               6.2
Mahendra G. Shah, Ph.D.(5)............         424,560              4.9               3.4
Robert D. Godfrey, Jr.(6).............          55,000                *                 *
Balaji Venkataraman(7)................          10,000                *                 *
Pierre Lapalme........................              --               --                --
Jon S. Saxe...........................              --               --                --
All directors and executive officers
  as a group (9 persons)(8)...........       8,549,643             91.6              65.1

------------------------------

 *  Represents less than 1%.

(1) John N. Kapoor, Ph.D., one of our directors, is the president and sole stockholder of the managing general partner of Kapoor-Pharma Investments, L.P. In such capacity, Mr. Kapoor has the authority to vote and dispose of the shares owned by Kapoor-Pharma Investments and is therefore deemed the beneficial owner of those shares.

(2) Includes 240,000 shares owned through Gable Gate Enterprises, LLP, a family limited partnership of which Mr. Hauck is the general partner.

(3) Includes 305,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(4) Includes 302,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(5) Includes 112,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days. Also includes 10,000 shares that Dr. Shah owns as custodian for his daughter that he may be deemed to beneficially own.

(6) Includes 55,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(7) Includes 10,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(8) Includes 790,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.001, and 1,000,000 shares of preferred stock, par value $.001. Upon the closing of this offering, there will be 12,339,643 shares of common stock outstanding assuming that the underwriters do not exercise their over-allotment right, and no shares of preferred stock outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of common stock have no cumulative voting rights with respect to the election of directors or any other matter.

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine.

     Upon the liquidation, dissolution, distribution of assets or winding up of the company, holders of common stock are entitled to share ratably, in proportion to the number of shares of common stock held, all the assets remaining after distribution of the full preferential amounts due to the holders of the outstanding shares of preferred stock, if any.

     Holders of common stock are not entitled to preemptive rights or rights to covert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Under our Restated Certificate of Incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless:

     - Prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - On or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - Any merger or consolidation involving the corporation and the interested stockholder;

     - Any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - Subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CHARTER AND BYLAWS ANTI-TAKEOVER PROVISIONS

     Pursuant to our Restated Certificate of Incorporation, the board of directors is divided into three classes of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the company by a proxy contest since a third party would be required to have its nominees elected at two separate meetings of the board of directors in order to elect a majority of the member of the board. A director may be removed only for cause and requires a vote of at least two-thirds of the shares entitled to vote for election of directors.

     In addition, our Restated Certificate of Incorporation also provides that amendment of our bylaws by shareholders requires a vote of at least two-thirds of the shares entitled to vote for the election of directors. This supermajority restriction makes it more difficult for stockholders to require an amendment of the bylaws and enhances the board's power with respect to matters of corporate governance that are governed by the bylaws.

     Our bylaws establish an advance notice procedure for stockholders to bring matters before stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting, nominations or proposals brought before the meeting by or at the direction of the board of directors, and nominations or proposals by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of his or her intention to bring that nomination or proposal before the meeting.

     The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our Restated Certificate of Incorporation contains certain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for any acts under Section 174 of the Delaware General Corporation Law;
       or

     - for any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     In addition, our Restated Certificate of Incorporation and Bylaws provide the directors and executive officers indemnification protection to the fullest extent permitted by Delaware law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers. Our Bylaws permit us to enter into agreements providing to each officer or director indemnification rights substantially similar to those set forth in the Bylaws and such agreements have been entered into by each member of our board of directors and each of our executive officers. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by our Bylaws, it provides greater assurances to directors and executive officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the board of directors or by the stockholders to eliminate the rights it provides.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is LaSalle Bank National Association.

LISTING

     The shares of common stock of First Horizon have been approved for quotation on the Nasdaq National Market under the symbol "FHRX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of shares of First Horizon. In addition, since no shares outstanding prior to this offering will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale as described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of shares of First Horizon and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of 12,339,643 shares of common stock, assuming no exercise of the underwriters' over-allotment option and excluding 1,767,500 shares issuable upon exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 8,539,643 shares of common stock currently outstanding and 1,767,500 shares issuable upon the exercise of outstanding options are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

     Beginning either on the date of this prospectus or 90 days after the date of this prospectus, all 8,539,643 shares currently outstanding and 1,767,500 shares issuable upon the exercise of outstanding options will become eligible for sale in the public market under Rule 144(k), Rule 144 or Rule 701. All but 100,000 of the shares currently outstanding are subject to lock-up agreements. All 1,767,500 shares issuable upon the exercise of outstanding options are subject to lock-up agreements. These lock-up agreements provide that the stockholders will not sell or otherwise dispose of any shares of common stock without the prior written consent of Chase Securities Inc. for a period of 180 days from the date our shares commence trading on the Nasdaq National Market. Chase Securities Inc. may release all or any portion of the securities subject to the lock-up agreements without notice. See "Underwriting."

  Rule 144

     Under Rule 144, beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which generally includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the outstanding shares of our common stock then outstanding, which will equal approximately 123,396 shares immediately after this offering; or

     - The average weekly trading volume of First Horizon's common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the company.

  Rule 144(k)

     Under Rule 144(k), a person who was not an affiliate of the company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which generally includes the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701

     In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell such shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with the Rule 144 holding period requirements.

     We intend to file a registration statement under the Securities Act covering the 2,000,000 shares of common stock reserved for issuance under our 2000 Stock Plan following completion of this offering. Thereafter, shares that are issued under the plan will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Chase Securities Inc., Banc of America Securities LLC and Thomas Weisel Partners LLC, have severally agreed to purchase from us the following numbers of shares of common stock:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Chase Securities Inc........................................  1,368,000
Banc of America Securities LLC..............................    988,000
Thomas Weisel Partners LLC..................................    684,000
CIBC World Markets Corp. ...................................     95,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     95,000
Prudential Securities Incorporated..........................     95,000
U.S. Bancorp Piper Jaffray Inc..............................     95,000
UBS Warburg LLC.............................................     95,000
William Blair & Company, L.L.C. ............................     47,500
J. C. Bradford & Co. .......................................     47,500
Chatsworth Securities LLC...................................     47,500
Pennsylvania Merchant Group.................................     47,500
Raymond James & Associates, Inc. ...........................     47,500
The Robinson-Humphrey Company, LLC..........................     47,500
                                                              ---------
          Total.............................................  3,800,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are conditioned on the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus if any shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $.30 per share. The underwriters may allow and the dealers may reallow a concession not in excess of $.10 per share to other dealers. After the public offering of the shares, the underwriters may change this offering price and other selling terms. The representatives of the underwriters have informed us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 570,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares the underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

     The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discount was determined based on an arms' length negotiation between the representatives of the underwriters and us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                            PAID BY FIRST HORIZON
                                                        -----------------------------
                                                        NO EXERCISE     FULL EXERCISE
                                                        -----------     -------------
Per share.............................................  $      .56       $      .56
Total.................................................  $2,128,000       $2,447,200

     We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,000,000. This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect to those liabilities.

     Each executive officer and director of First Horizon and substantially all other holders of our securities have agreed during the period of 180 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of Chase Securities Inc. However, Chase Securities Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders with respect to any shares subject to a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of Chase Securities Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

     At our request, the underwriters have reserved up to five percent of the shares of common stock to be sold in this offering to be offered for sale, exclusive of the shares subject to the over-allotment option, at the initial public offering price, to our directors, officers, employees, business associates such as customers and suppliers and persons related to, or affiliated with the foregoing persons. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered by this prospectus.

     Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase of the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

     Before this offering, there was no public market for the common stock. The initial public offering price for the common stock will be determined by negotiations between ourselves and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 166 filed public offerings of equity securities, of which 113 have been completed, and has acted as a syndicate member in an additional 92 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

     The validity of the shares of common stock that we are offering will be passed upon for us by Arnall Golden & Gregory, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP.

                                    EXPERTS

     The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed with it. We have omitted certain items in accordance with the rules and regulations of the Commission. For further information with respect to our business and the common stock we are offering, please see the registration statement and the exhibits and schedule filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect a copy of the registration statement, and the exhibits and schedule filed with it, without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and you can obtain copies of all or any part of the registration statement from these offices upon the payment of the fees prescribed by the Commission. You can obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. We have electronically filed the registration statement, including all exhibits and schedule filed with it, with the Commission.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Equity..........................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To First Horizon Pharmaceutical Corporation:

     We have audited the accompanying balance sheets of FIRST HORIZON PHARMACEUTICAL CORPORATION (formerly Horizon Pharmaceutical Corporation, a Delaware corporation) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Horizon Pharmaceutical Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 17, 2000 (except with respect to the matters discussed in Note 12 as to which the date is May 3, 2000.)

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                                 BALANCE SHEETS

                                                               DECEMBER 31,           MARCH 31,
                                                         -------------------------   -----------
                                                            1998          1999          2000
                                                         -----------   -----------   -----------
                                                                                     (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents............................  $   425,023   $   219,688   $   735,337
  Accounts receivable, net of allowance for doubtful
     accounts, discounts and contractual adjustments of
     $35,395, $55,783 and $125,188 at December 31,
     1998, 1999 and March 31, 2000 respectively........    1,147,248     2,900,623     2,861,497
  Inventories..........................................      402,397       798,615     1,795,464
  Samples and other prepaid expenses...................      470,382       553,614     1,691,725
  Deferred tax assets..................................      146,931       550,780       550,781
                                                         -----------   -----------   -----------
          Total current assets.........................    2,591,981     5,023,320     7,634,804
                                                         -----------   -----------   -----------
Property and equipment, net............................      305,247       422,096       469,025
Other Assets:
  Note receivable from related party...................       30,000        30,000        50,372
  Intangibles, net.....................................        5,873     5,602,328     5,528,886
                                                         -----------   -----------   -----------
          Total other assets...........................       35,873     5,632,328     5,579,258
                                                         -----------   -----------   -----------
          Total assets.................................  $ 2,933,101   $11,077,744   $13,683,087
                                                         ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.....................................  $   553,318   $   794,088   $ 1,773,379
  Accrued expenses.....................................      795,645     2,892,727     3,593,219
  Borrowings under revolving loan agreement............      602,928       800,000     2,000,000
  Current portion of long-term debt....................           --     1,270,389     1,270,389
                                                         -----------   -----------   -----------
          Total current liabilities....................    1,951,891     5,757,204     8,636,987
                                                         -----------   -----------   -----------
Long-Term Liabilities:
  Long-term debt, net of current maturities............           --     1,628,497     1,305,319
  Deferred tax liabilities.............................       25,080        76,479        76,479
                                                         -----------   -----------   -----------
          Total liabilities............................    1,976,971     7,462,180    10,018,785
                                                         -----------   -----------   -----------
Commitments and Contingencies (Notes 1,5,6,8,10 and 11)
Stockholders' Equity:
  Preferred stock, 1,000,000 shares authorized and none
     outstanding.......................................           --            --            --
  Common stock, $0.001 par value; 40,000,000 shares
     authorized; 7,981,248 and 8,539,643 shares issued
     and outstanding at December 31, 1998, 1999 and
     March 31, 2000 respectively.......................        7,982         8,540         8,540
  Additional paid-in capital...........................    2,615,434     5,788,220     5,788,220
  Deferred compensation................................            0    (1,284,374)   (1,197,105)
  Accumulated deficit..................................   (1,667,286)     (896,822)     (935,353)
                                                         -----------   -----------   -----------
          Total stockholders' equity...................      956,130     3,615,564     3,664,302
                                                         -----------   -----------   -----------
          Total liabilities and stockholders' equity...  $ 2,933,101   $11,077,744   $13,683,087
                                                         ===========   ===========   ===========

      The accompanying notes are an integral part of these balance sheets.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                                       THREE
                                                                                   MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,          -------------------------
                                     -------------------------------------    MARCH 31,     MARCH 31,
                                        1997         1998         1999          1999          2000
                                     ----------   ----------   -----------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
Net revenues.......................  $5,557,700   $9,252,058   $18,624,514   $4,199,934    $7,119,638
Operating costs and expenses
  Cost of revenues.................   1,136,691    1,903,054     3,140,416      719,432     1,061,737
  Selling, general and
    administrative expenses,
    excluding the non-cash expense
    presented below................   4,545,254    6,789,358    12,400,439    2,550,153     5,491,653
  Non-cash selling general and
    administrative expense.........     133,500           --       143,986       10,722        87,269
  Depreciation and amortization....      30,273       35,225       424,274       79,302       114,639
  Research and development
    expense........................          --      255,000       860,350      142,945       375,292
                                     ----------   ----------   -----------   ----------    ----------
         Total operating costs and
           expenses................   5,845,718    8,982,637    16,969,465    3,502,554     7,130,590
                                     ----------   ----------   -----------   ----------    ----------
Operating (loss) income............    (288,018)     269,421     1,655,049      697,380       (10,952)
                                     ----------   ----------   -----------   ----------    ----------
Other income (expense):
  Interest expense.................      (5,496)     (14,017)     (356,598)     (55,758)      (72,060)
  Interest income..................       2,909        4,383        11,950        2,197         5,591
  Other............................       3,629       (2,749)        8,059        2,450         9,822
                                     ----------   ----------   -----------   ----------    ----------
         Total other income
           (expense)...............       1,042      (12,383)     (336,589)     (51,111)      (56,647)
                                     ----------   ----------   -----------   ----------    ----------
Income before benefit (provision)
  for income taxes.................    (286,976)     257,038     1,318,460      646,269       (67,599)
Benefit (provision) for income
  taxes............................     106,530     (121,484)     (547,996)    (270,368)       29,068
                                     ----------   ----------   -----------   ----------    ----------
Net (loss) income..................  $ (180,446)  $  135,554   $   770,464   $  375,901    $  (38,531)
                                     ==========   ==========   ===========   ==========    ==========
Net (loss) income per common share:
  Basic............................  $    (0.02)  $     0.02   $      0.10   $     0.05    $    (0.00)
                                     ==========   ==========   ===========   ==========    ==========
  Diluted..........................  $    (0.02)  $     0.02   $      0.09   $     0.04    $    (0.00)
                                     ==========   ==========   ===========   ==========    ==========
Weighted average common shares
  outstanding:
  Basic............................   7,576,580    7,978,234     8,028,673    7,981,248     8,539,643
                                     ==========   ==========   ===========   ==========    ==========
  Diluted..........................   7,576,580    8,584,329     8,975,493    8,759,904     8,539,643
                                     ==========   ==========   ===========   ==========    ==========

        The accompanying notes are an integral part of these statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK      ADDITIONAL
                                       ------------------    PAID-IN       DEFERRED     ACCUMULATED
                                        SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT       TOTAL
                                       ---------   ------   ----------   ------------   -----------   ----------
Balance, December 31, 1996...........  5,830,000   $5,830   $1,139,553   $        --    $(1,622,394)  $ (477,011)
  Conversion of debt to equity.......  1,261,248   1,262      787,021             --            --       788,283
  Proceeds from sale of stock........    880,000     880      549,120             --            --       550,000
  Deferred compensation..............         --      --      133,500             --            --       133,500
  Net loss...........................         --      --           --             --      (180,446)     (180,446)
                                       ---------   ------   ----------   -----------    -----------   ----------
Balance, December 31, 1997...........  7,971,248   7,972    2,609,194             --    (1,802,840)      814,326
  Stock options exercised............     10,000      10        6,240             --            --         6,250
  Net income.........................         --      --           --             --       135,554       135,554
                                       ---------   ------   ----------   -----------    -----------   ----------
Balance, December 31, 1998...........  7,981,248   7,982    2,615,434             --    (1,667,286)      956,130
  Conversion of debt to equity.......    558,395     558    1,744,426             --            --     1,744,984
  Deferred compensation..............         --      --    1,428,360     (1,284,374)           --       143,986
  Net income.........................         --      --           --             --       770,464       770,464
                                       ---------   ------   ----------   -----------    -----------   ----------
Balance, December 31, 1999...........  8,539,643   $8,540   $5,788,220   $(1,284,374)   $ (896,822)   $3,615,564
                                       =========   ======   ==========   ===========    ===========   ==========
  Deferred Compensation (unaudited)..         --      --           --         87,269            --        87,269
                                       ---------   ------   ----------   -----------    -----------   ----------
  Net Loss (unaudited)...............         --      --           --             --       (38,531)      (38,531)
                                       ---------   ------   ----------   -----------    -----------   ----------
Balance, March 31, 2000
  (unaudited)........................  8,539,643   $8,540   $5,788,220   $(1,197,105)   $ (935,353)   $3,664,302
                                       =========   ======   ==========   ===========    ===========   ==========

        The accompanying notes are an integral part of these statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                                THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,         --------------------------
                                                      -----------------------------------    MARCH 31,      MARCH 31,
                                                        1997        1998         1999          1999           2000
                                                      ---------   ---------   -----------   -----------    -----------
                                                                                            (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
Net (loss) income...................................  $(180,446)  $ 135,554   $   770,464   $  375,901     $   (38,531)
Adjustments to reconcile net (loss) income to net
  cash (used in) provided by operating activities:
    Depreciation and amortization...................     30,273      35,225       424,274       79,302         114,639
    Non-cash interest expenses......................         --          --       144,984                           --
    Deferred tax provision..........................   (108,867)    102,000      (352,450)                          --
    Non-cash compensation expense...................    133,500          --       143,986       10,722          87,269
    Loss on disposal of equipment...................         --       4,404                                         --
    Changes in assets and liabilities net of
      acquired assets and liabilities:
      Accounts receivable...........................   (226,597)   (486,629)   (1,753,375)    (822,353)         39,126
      Inventories...................................     35,309    (261,368)     (396,218)      (1,874)       (996,849)
      Samples and other prepaid expenses............   (304,815)   (139,445)      (83,232)       1,435      (1,138,112)
      Note receivable from related party............         --     (30,000)           --           --         (20,372)
      Accrued expenses..............................    153,621     446,429     1,763,019      317,500         700,492
      Accounts payable..............................    272,031      13,288       356,850     (106,307)        979,291
                                                      ---------   ---------   -----------   -----------    -----------
        Net cash (used in) provided by operating
          activities................................   (195,991)   (180,542)    1,018,302     (145,674)       (273,047)
                                                      ---------   ---------   -----------   -----------    -----------
Cash flows from investing activities:
  Purchase of intangibles...........................        500          --    (4,000,000)  (4,000,000)             --
  Purchase of property and equipment................   (121,272)   (208,464)     (185,709)     (75,020)        (68,959)
                                                      ---------   ---------   -----------   -----------    -----------
        Net cash used in investing activities.......   (120,772)   (208,464)   (4,185,709)  (4,075,020)        (68,959)
Cash flows from financing activities:
  Proceeds from revolving loan agreement............         --     563,013       197,072                    1,200,000
  Proceeds from long-term debt......................         --          --     4,000,000    4,000,000        (342,345)
  Principal payments on long-term debt..............    (19,457)         --    (1,235,000)     (47,764)             --
  Proceeds from issuance of common stock............    550,000       6,250            --                           --
                                                      ---------   ---------   -----------   -----------    -----------
        Net cash provided by financing activities...    530,543     569,263     2,962,072    3,952,236         857,655
                                                      ---------   ---------   -----------   -----------    -----------
Net change in cash and cash equivalents.............    213,780     180,257      (205,335)    (268,458)        515,649
Cash and cash equivalents, beginning of period......     30,986     244,766       425,023      425,023         219,688
                                                      ---------   ---------   -----------   -----------    -----------
Cash and cash equivalents, end of period............  $ 244,766   $ 425,023   $   219,688   $  156,565     $   735,337
                                                      =========   =========   ===========   ===========    ===========

        The accompanying notes are an integral part of these statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     First Horizon Pharmaceutical Corporation (formerly Horizon Pharmaceutical Corporation, the "Company") is an emerging pharmaceutical company that markets and sells brand name prescription drugs to high-prescribing primary care and select specialty physicians in the United States through their nationwide sales and marketing field force. The Company focuses on the treatment of chronic conditions, including cardiovascular diseases, respiratory and gastroenterological disorders, and pain and inflammation. The Company's strategy is to acquire and obtain licenses for pharmaceutical products that other companies do not actively market, and to increase sales through aggressive promotion and marketing. In addition, the Company seeks to maximize the value of their drugs by developing new patentable formulations, using new delivery methods and seeking regulatory approval for new indications.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INTERIM UNAUDITED FINANCIAL INFORMATION

     The financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the unaudited financial statements for these interim periods have been included. The results of interim periods are not necessarily indicative of results to be obtained for a full year.

REVENUE RECOGNITION

     Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments. Provisions for discounts, rebates to customers, returns, and other adjustments are provided in the same period that the related sales are recorded. Cost of revenues is comprised of purchased product costs.

ROYALTIES AND COMMISSION COSTS

     The Company pays royalties and commissions on the sale of certain products. These costs are included in selling general and administrative costs in the accompanying statement of operations. Total royalties and commission costs were $81,000, $194,000, $620,000, $91,000 and $358,000 for the years ending December
31, 1997, 1998 and 1999, and for the three months ended March 31, 1999 and 2000, respectively.

RESEARCH AND DEVELOPMENT

     Research and development expenses consist primarily of costs incurred to develop formulations, engage contract research organizations to conduct clinical studies, test products under development and engage medical and regulatory consultants. The Company expenses all research and development costs as incurred. Research and development costs were $0, $255,000, $860,350, $142,945, and $375,292 for the years ended December 31, 1997, 1998 and 1999, and for the three months ended March 1, 1999 and 2000, respectively.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
RETURNS AND REBATE ALLOWANCES

     The Company provides all customers with a right of return within six months of the expiration date of the product, and as a result records a provision for returns at the time of sale. The Company is contractually obligated to pay rebates on the sale of certain prescription drugs. The reserve for returns and rebates is estimated based upon historical experience and other relevant information, in accordance with generally accepted accounting principles. There is no certainty that future returns and rebates will not exceed established reserves.

CASH AND CASH EQUIVALENTS

     The Company considers only those investments that are highly liquid, and readily convertible to cash with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 1998, 1999 or March 31, 2000.

CONCENTRATION OF CREDIT RISK

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. Historically, the Company has not experienced significant credit losses on its accounts.

     The Company's five largest customers accounted for approximately 79%, 66%, and 68% of accounts receivable at December 31, 1998, 1999 and March 31, 2000, respectively.

     The following table represents a summary of sales to significant customers as a percentage of the Company's total revenues:

CUSTOMER                                                      1997   1998   1999
--------                                                      ----   ----   ----
McKesson HBOC, Inc..........................................   29%   29%    28%
Cardinal Health, Inc........................................   28     28     19
Bergen Brunswig Corporation.................................   12     12     10

     The Company relies on third-party suppliers to produce its products. The supply of a product whose sales comprised 24% of the Company's sales in 1999 is exclusively available through a single supplier.

     Two products accounted for 46%, 49%, 51%, 41% and 51% of the Company's sales in 1997, 1998 and 1999, and for the three months ended March 31, 1999 and 2000, respectively.

SEGMENT REPORTING

     The Company operates in a single segment, the sale and marketing of prescription drugs.

INVENTORIES

     Inventories consist of purchased pharmaceutical products and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

SAMPLES AND OTHER PREPAID EXPENSES

     Samples and other prepaid expenses primarily consist of product samples used in the sales and marketing efforts of the Company's products. Samples are expensed upon distribution.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Major improvements, which extend the lives of existing property and equipment, are capitalized. Depreciation is provided for on the straight-line basis over the estimated useful lives of the assets. Accelerated depreciation is used for income tax purposes. Expenditures for maintenance and repairs that do not extend the lives of the applicable assets are charged to expense as incurred.

     The estimated useful lives of the classes of assets generally are as follows:

Office equipment...........................................  Five to ten years
Furniture and fixtures.....................................  Five to ten years
Computer hardware and software.............................  Three to seven years
Leasehold improvements.....................................  Five years

     The components of property and equipment as of December 31, 1998 and 1999, and March 31, 2000 are as follows:

                                                    1998       1999      MARCH 31, 2000
                                                  --------   ---------   --------------
                                                                          (UNAUDITED)
Office equipment................................  $ 36,583   $  42,315     $  52,437
Furniture and fixtures..........................    81,641     131,065       162,764
Computer hardware and software..................   172,892     294,414       321,552
Leasehold improvements..........................    89,617      98,648        98,648
                                                  --------   ---------     ---------
                                                   380,733     566,442       635,401
Less accumulated depreciation and
  amortization..................................   (75,486)   (144,346)     (166,376)
                                                  --------   ---------     ---------
          Property and equipment, net...........  $305,247   $ 422,096     $ 469,025
                                                  ========   =========     =========

     Depreciation and amortization expense related to property and equipment, for the years ended December 31, 1997, 1998, 1999, and for the three months ended March 31, 1999 and 2000, was $29,924, $34,745, $68,860, $14,560 and
$22,030, respectively.

     In the event that facts and circumstances indicate that the carrying amounts of property and equipment may be impaired, an evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position, or "SOP," No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The Company was required to implement SOP No. 98-1 for the year ending December 31, 1999. The adoption of SOP No. 98-1 had no impact to the financial condition or results of operations of the Company.

INTANGIBLE ASSETS

     The costs of obtaining patents and product licenses are capitalized and amortized on a straight-line basis over the estimated periods benefited by the asset (15 to 20 years). Amortization of such assets is included in depreciation and amortization expense in the accompanying financial statements. Amortization expense for the years ended December 31, 1997, 1998, and 1999, and for

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) the three months ended March 31, 1999 and 2000 was $979, $480, $269,326, $32,342
and $73,442, respectively.

     The Company continually reevaluates the propriety of the carrying amount of intangibles as well as the related amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required. To the extent such projections indicate that the undiscounted cash flows are not expected to be adequate to recover the carrying amounts, the assets are written down to fair value as determined by discounting future cash flows.

INCOME TAXES

     The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities using currently enacted tax rates.

ADVERTISING COSTS

     The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses were $46,188, $39,233, $178,929, $45,725 and 453,726 for the years ending December 31, 1997, 1998 and 1999, and for the three months ended March 31, 1999 and 2000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's borrowings under its variable rate long-term debt agreements are recorded at cost, which approximates fair value.

EARNINGS PER SHARE

     As required by SFAS No. 128, "Earnings Per Share," the Company has presented basic and diluted earnings per common share amounts in the accompanying financial statements. Basic earnings per common share is calculated based on the weighted average common shares outstanding during the year, while diluted earnings per common share also gives effect to all potential dilutive stock equivalents during each year such as options, warrants, and contingently issuable shares. The Company incurred a net loss in 1997 and for the three months ended March 31, 2000 and, as such, the weighted average number of common shares used for diluted earnings per common share does not consider the potential dilutive effect of 502,126 and 1,557,571 common stock equivalents, respectively, as such consideration would have an antidilutive effect on earnings per common share.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Below is the calculation of basic and diluted net (loss) income per common share:

                                    YEAR ENDED DECEMBER 31,                THREE MONTHS ENDED
                             -------------------------------------   -------------------------------
                                1997         1998         1999       MARCH 31, 1999   MARCH 31, 2000
                             ----------   ----------   -----------   --------------   --------------
                                                                      (UNAUDITED)      (UNAUDITED)
Net (loss) income..........  $ (180,446)  $  135,554   $   770,464     $  375,901       $  (38,531)
                             ==========   ==========   ===========     ==========       ==========
Weighted average common
  shares
  outstanding -- basic.....   7,576,580    7,978,234     8,028,673      7,981,248        8,539,643
Dilutive effect of stock
  options..................         N/A      606,095       946,820        778,656              N/A
                             ----------   ----------   -----------     ----------       ----------
Weighted average common
  shares
  outstanding -- diluted...   7,576,580    8,584,329     8,975,493      8,759,904        8,539,643
                             ==========   ==========   ===========     ==========       ==========
Basic net (loss) income per
  share....................  $    (0.02)  $     0.02   $      0.10     $     0.05       $    (0.00)
                             ==========   ==========   ===========     ==========       ==========
Diluted net (loss) income
  per share................  $    (0.02)  $     0.02   $      0.09     $     0.04       $    (0.00)
                             ==========   ==========   ===========     ==========       ==========

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year financial statement presentation.

RESTATED FINANCIAL STATEMENTS

     The financial statements for the period ending December 31, 1997 have been restated to reflect certain adjustments for accrued expenses net of taxes.

SUPPLEMENTAL CASH FLOW DISCLOSURES

     The Company purchased intangible assets for $4,000,000 in cash with an additional $1,800,000 financed by the seller. Pursuant to the acquisition, the Company also assumed estimated liabilities of $218,460 for returns of products shipped by the seller prior to the acquisition date in 1999.

     The Company issued 1,261,248 and 558,395 shares of common stock in the conversion of outstanding convertible debt (including accrued interest) totaling $788,283 and $1,744,984 and in 1997 and 1999, respectively.

                                               YEAR ENDED            THREE MONTHS ENDED
                                              DECEMBER 31,          ---------------------
                                        -------------------------   MARCH 31,   MARCH 31,
                                        1997    1998       1999       1999        2000
                                        ----   -------   --------   ---------   ---------
                                                                         (UNAUDITED)
Cash paid for taxes...................  $ --   $    --   $777,927   $  9,380    $324,741
                                        ====   =======   ========   ========    ========
Cash paid for interest................  $970   $10,855   $235,889   $ 27,010    $135,939
                                        ====   =======   ========   ========    ========

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company must adopt SFAS No. 133 for the year ending December 31, 2000. SFAS No. 133 established methods of accounting for derivative financial

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) instruments and hedging activities related to those instruments as well as other hedging activities. Management believes adoption of SFAS No. 133 will not have a material impact on the Company's financial condition or results of operations.

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires additional disclosure and presentation of amounts comprising comprehensive income beyond net income. The Company had no items of other comprehensive income amounts for the periods presented. As a result, the adoption had no impact on the Company's reporting under generally accepted accounting principles.

2.  REVOLVING LOAN AGREEMENT

     In May 1998, the Company entered into a revolving loan agreement with a bank under which the Company can borrow up to $1,000,000, subject to borrowing base limitations based on eligible accounts receivable and inventory balances, as defined in the agreement. The revolving loan agreement was amended and restated on December 22, 1998 to provide for partial financing of a product acquisition through a term loan. Under the amended agreement, terms of the revolving loan facility provide for up to $2,500,000, subject to borrowing base limitations based on eligible accounts receivable and inventory, as defined in the agreement. Borrowings under the revolving loan facility bear interest at the bank's prime rate, and are due on January 31, 2001. At December 31, 1999, the outstanding balance under the revolving loan was $800,000 with an interest rate of 8.5%, and the Company had additional availability under the terms of the agreement of approximately $1,700,000. During January 2000, the loan agreement was amended and restated to provide for borrowings up to $3,500,000 through June 30, 2000, reverting back to $2,500,000 from June 30, 2000 to January 31, 2001.
The revolving loan agreement contains certain restrictive covenants including, among other things, minimum EBITDA levels and debt to equity ratio. Any failure to comply with these requirements could have a material adverse effect on the Company's operations, unless waivers are obtained.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

3.  LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1998 and 1999, and March 31, 2000:

                                               1998        1999       MARCH 31, 2000
                                             --------   -----------   --------------
                                                                       (UNAUDITED)
Term note payable (initial amount of
  $2,400,000) to a bank bearing interest at
  the lesser of Prime or LIBOR plus 2%
  (7.96% at December 31, 1999), with
  monthly payments of $40,000 plus accrued
  interest maturing in December 2001.......  $     --   $ 1,840,000    $ 1,720,000
Obligation to a seller of intangible assets
  payable in quarterly installments of
  $225,000 through February 2001, net of an
  unamortized discount of $52,850, using an
  interest rate of 8.75%...................        --     1,058,886        855,708
                                             --------   -----------    -----------
                                                   --     2,898,886      2,575,708
Less current maturities....................        --    (1,270,389)    (1,270,389)
                                             --------   -----------    -----------
          Total............................  $     --   $ 1,628,497    $ 1,305,319
                                             ========   ===========    ===========

     The term note payable contains certain restrictive covenants including, among other things, minimum EBITDA levels and debt to equity ratio. Any failure to comply with these requirements could have a material adverse effect on the Company's operations, unless waivers are obtained.

     Future maturities of long-term debt are $1,270,389 and $1,628,497 for the years ended December 31, 2000 and 2001, respectively.

4.  ACCRUED EXPENSES

     Accrued expenses consists of the following:

                                            DECEMBER 31,
                                        ---------------------     THREE MONTHS ENDED
                                          1998        1999          MARCH 31, 2000
                                        --------   ----------   ----------------------
                                                                     (UNAUDITED)
Employee compensation and benefits....  $510,578   $  949,325         $  585,957
Customer return allowance.............   140,000      272,423            325,524
Product rebates.......................        --      851,248          1,479,404
Interest..............................    15,028       64,011             25,480
Other.................................   130,039      755,720          1,176,854
                                        --------   ----------         ----------
                                        $795,645   $2,892,727         $3,593,219
                                        ========   ==========         ==========

5.  STOCKHOLDER'S EQUITY

     In 1998, the Company approved a four-for-one common stock split, thus increasing authorized common shares from 10 million to 40 million. All common stock information for all periods presented herein has been restated to give effect to this stock split.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

5.  STOCKHOLDER'S EQUITY -- (CONTINUED)

     Through 1996, the Company borrowed $635,000 from related parties accruing interest at Prime plus 2%. During 1997, the Company issued 1,261,248 shares of common stock by converting the $635,000 of debt to shareholders, plus accrued interest of $153,283 to common stock at a rate of $0.625 per share, the then estimated fair market value. Additionally, the Company issued 880,000 shares of common stock at $0.625 per share in exchange for $550,000 in cash.

     In 1998, 10,000 shares of common stock were issued upon exercise of stock options at an exercise price of $0.625 per share.

     In December 1999, the Company issued 558,395 shares of common stock to the Company's majority stockholder upon the conversion of $1.6 million of convertible debt incurred in January 1999 for the purchase of a product license and accrued interest of $144,984 thereon to common stock. The shares were converted at a rate of $3.125 as stipulated in the applicable agreement. The original debt agreement stipulated an interest rate of Prime plus 2% (10.25% at the conversion date) with the full principal amount due by December 1, 2001.

     Under the Company's Restated Certificate of Incorporation the Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company, which could have a depressive effect on the market price of our common stock. The Company has no present plan to issue any shares of preferred stock. As of December 31, 1998 and 1999 and March 31, 2000 there were no shares of preferred stock outstanding.

6.  STOCK OPTIONS

     Pursuant to the Company's 1997 Non-Qualified Stock Option Plan (the "Plan"), the Board of Directors approved the issuance of options to purchase shares of common stock of the Company to various employees. Under the Plan, 4,000,000 shares (adjusted for the 1998 four-for-one stock split) of common stock were reserved for issuance. Vesting periods range from immediate to four years, and options granted generally expire seven years from the date of grant. All options also include accelerated vesting provisions in the event of a change in control, as defined in the Plan.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

6.  STOCK OPTIONS -- (CONTINUED)
     The Company has granted stock options to officers, directors, and employees as follows:

                                                               NUMBER     WEIGHTED
                                                             OF SHARES    AVERAGE
                                                             SUBJECT TO   EXERCISE
                                                              OPTIONS      PRICE
                                                             ----------   --------
Outstanding at December 31, 1996...........................         --        N/A
  Granted..................................................    870,000     $0.556
  Canceled.................................................         --        N/A
                                                             ---------
Outstanding at December 31, 1997...........................    870,000      0.556
  Granted..................................................    122,000      1.875
  Canceled.................................................    (10,000)     1.375
  Exercised................................................    (10,000)     0.625
                                                             ---------
Outstanding at December 31, 1998...........................    972,000      0.712
  Granted..................................................    785,500      2.494
  Canceled.................................................     (5,000)     2.250
  Exercised................................................         --        N/A
                                                             ---------
Outstanding at December 31, 1999...........................  1,752,500     $1.506
                                                             =========
  Granted (unaudited)......................................     47,500      8.350
  Cancelled (unaudited)....................................     (5,000)     2.125
  Exercised (unaudited)....................................         --        N/A
                                                             ---------
Outstanding at March 31, 2000 (unaudited)..................  1,795,000      1.685
                                                             =========

Shares vested at December 31, 1999.........................    753,750
                                                             =========
Shares vested at March 31, 2000 (unaudited)................    830,625
                                                             =========

     At December 31, 1999, approximately 2,237,500 shares remained reserved for issuance under the 1997 Plan. Subsequent to year-end the Company retired the 1997 Plan. Prior to the retirement of the 1997 Plan the Company's board approved the issuance of an additional 47,500 options, exercisable at $8.35 per share. At February 14, 2000, 1,800,000 options were issued and outstanding under the 1997 Plan. The intent of Company management is to no longer issue options under the 1997 Plan. The following table sets forth the range of exercise prices, number of shares, weighted average exercise price, and remaining contractual lives by similar price and grant date at December 31, 1999.

                                                      OUTSTANDING                 EXERCISABLE
                                              ---------------------------   -----------------------
                               OUTSTANDING        WEIGHTED       WEIGHTED   EXERCISABLE    WEIGHTED
                                    AT            AVERAGE        AVERAGE         AT        AVERAGE
                               DECEMBER 31,      REMAINING       EXERCISE   DECEMBER 31,   EXERCISE
   RANGE OF EXERCISE PRICE         1999       CONTRACTUAL LIFE    PRICE         1999        PRICE
-----------------------------  ------------   ----------------   --------   ------------   --------
       $0.500 - $0.625            856,000        4.9 years        $0.556      706,000       $0.540
        1.875 -  1.880            234,000        7.7 years         1.876       41,500        1.877
        2.500 -  2.650            662,500        9.6 years         2.605        6,250        2.500
                                ---------                                     -------
            Total               1,752,500                                     753,750
                                =========                                     =======

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

6.  STOCK OPTIONS -- (CONTINUED)
     The Company applies APB Opinion 25 and related interpretations in accounting for its stock options. Accordingly, the Company obtained appraisals of the fair market value of the stock on the date of the option grant and will recognize compensation expense over the vesting period of the options. The Company has recognized compensation expense related to stock option grants of $133,500, $0, $143,986, $10,722 and $87,269 in 1997, 1998 and 1999, and for the
three months ended March 31, 1999 and 2000 respectively. Had compensation costs for these options been determined using the minimum value option pricing model prescribed by SFAS 123, "Accounting for Stock Based Compensation," the Company's Pro forma net (loss) income per common share would have been reported as follows:

                                                             DECEMBER 31,
                                                    -------------------------------
                                                      1997        1998       1999
                                                    ---------   --------   --------
Net (loss) income:
  As reported.....................................  $(180,446)  $135,554   $770,464
  Pro-forma.......................................   (251,889)   111,734    476,823
Net (Loss) Income per Common Share -- basic:
  As Reported.....................................      (0.02)      0.02       0.10
  Pro-forma.......................................      (0.03)      0.01       0.06
Net (Loss) Income per Common Share -- diluted:
  As Reported.....................................      (0.02)      0.02       0.09
  Pro-forma.......................................      (0.03)      0.01       0.05

     The weighted average minimum value of options granted during 1997, 1998 and 1999 is estimated at $0.44, $1.51, and $2.01 per share. The minimum value of options is estimated on the date of the grant using the following weighted average assumptions:

                                                              DECEMBER 31,
                                                        ------------------------
                                                        1997      1998      1999
                                                        ----      ----      ----
Risk-free interest rate...........................      6.19%     5.53%     5.57%
Expected dividend yield...........................      --        --        --
                                                        4         4         4
Expected lives....................................      years     years     years
Expected volatility...............................      --%       --%       --%

     On February 14, 2000, the Board of Directors and stockholders approved the 2000 Stock Plan. This plan provides for the granting of incentive stock options under the Internal Revenue Code of 1986; options that do not qualify as incentive stock options, stock awards or stock bonuses, and sales of stock. The 2000 Stock Plan provides for the grants of these options and other awards to officers, directors, full- and part-time employees, advisors and consultants. Only full-time employees may receive incentive stock options. The Company has reserved 2,000,000 shares of common stock for issuance under the 2000 Stock Plan. The Company's compensation committee administers the 2000 Stock Plan and has the sole authority to determine the meaning and application of the terms of the plan and all grant agreements, the persons to whom option or stock grants are made, the nature and amount of option or stock grants, the price to be paid upon exercise of each option, the period within which options may be exercised, the restrictions on stock awards, and the other terms and conditions of awards. The 2000 Stock Plan will terminate in February 2010. Subsequent to the approval of this plan, the Company's Board of Directors approved the grant of options to purchase 177,950 shares of common stock which will become effective upon the issuance of stock by the Company in a public offering. Such options will be exercisable at the offering price.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

6.  STOCK OPTIONS -- (CONTINUED)

     The Company adopted an employee stock purchase plan on February 14, 2000 that is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The Company has reserved 500,000 shares of common stock for the stock purchase plan. In order to participate in the stock purchase plan, employees must meet eligibility requirements, including length of employment. Participating employees will be able to direct the Company to make payroll deductions of up to 7% of their compensation during an offering period for the purchase of shares of the Company's common stock. Each offering period will be six months, beginning on July 1, 2000. The stock purchase plan will provide participating employees with the right, subject to specific limitations, to purchase the Company's common stock at a price equal to 85% of the lesser of the fair market value of the Company's common stock on the first or last day of the offering period. The Board of Directors has the authority to amend, suspend or discontinue the stock purchase plan as long as the change will not adversely affect participants without their consent and as long as the Company receives the shareholder approval required by law. The stock purchase plan will terminate on December 31, 2010.

7.  INCOME TAXES

     The benefit (provision) for income taxes for 1997, 1998 and 1999 consisted of the following components:

                                                           DECEMBER 31,
                                                 --------------------------------
                                                   1997       1998        1999
                                                 --------   ---------   ---------
Current.......................................   $ (2,337)  $ (19,484)  $(900,446)
Deferred......................................    108,867    (102,000)    352,450
                                                 --------   ---------   ---------
          Total...............................   $106,530   $(121,484)  $(547,996)
                                                 ========   =========   =========

     A reconciliation of the statutory rate to the effective rate as recognized in the statement of operations is as follows:

                                                                DECEMBER 31,
                                                            --------------------
                                                            1997    1998    1999
                                                            ----    ----    ----
Federal statutory rate....................................   35%    (35)%   (35)%
State taxes, net..........................................    4      (4)     (4)
Nondeductible meals and entertainment expenses............   (2)     (8)     (3)
                                                             --     ---     ---
                                                            37%     (47)%   (42)%
                                                             ==     ===     ===

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

7.  INCOME TAXES -- (CONTINUED)

     Deferred tax assets and liabilities reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of the Company's net deferred tax assets as of December 31, 1998 and 1999 are as follows:

                                                                1998       1999
                                                              --------   --------
Current deferred tax assets:
  Net operating loss carryforward...........................  $ 33,196   $     --
  Accrued liabilities.......................................    60,335    439,785
  Deferred compensation.....................................    53,400    110,995
                                                              --------   --------
                                                               146,931    550,780
                                                              --------   --------
Long-term deferred tax liabilities:
  Depreciation and amortization.............................    25,080     76,479
                                                              --------   --------
          Net deferred tax assets...........................  $121,851   $474,301
                                                              ========   ========

8.  LICENSE AGREEMENTS AND PRODUCT RIGHTS

     On January 1, 1996, the Company obtained exclusive distribution rights from Unisource, Inc. for Tanafed in North America through December 31, 2003 with an option for an additional seven years. The agreement requires the Company to purchase all of their requirements for Tanafed from Unisource, including at least certain minimum quantities of Tanafed in each year of the agreement. The Company entered into a patent and license agreement with the raw materials' supplier for Tanafed dated January 2000, which provides a license to a patent covering an active ingredient in Tanafed.

     On October 31, 1998, the Company entered into an agreement with Inpharmakon Corporation in which the Company acquired rights to the proprietary information for a migraine product for which the Company plans to conduct clinical studies and submit a new drug application. The agreement expires on October 31, 2008, but the Company may renew it indefinitely after expiration. If the Company does not obtain regulatory approval of the drug within a specified time after filing for such approval and thereafter commence and continue to aggressively market and sale the product, Inpharmakon may terminate the agreement. In the event that Inpharmakon terminates the agreement for failure to achieve these milestones, Inpharmakon may purchase rights to develop the drug. The Company must also pay up to an aggregate of $950,000 in non-refundable fees to Inpharmakon at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, the Company must pay royalties at rates which management believes are within industry customary ranges. If the Company elects to sell the business opportunity to a third party, the Company must share the proceeds of the sale with Inpharmakon.

     On January 29, 1999, the Company acquired exclusive rights in the United States to Robinul and Robinul Forte tablets from American Home Products Corporation for $4,000,000 in cash with an additional $1,800,000 financed by the seller (See Note 3). Pursuant to the acquisition, the Company also assumed estimated liabilities of $218,460 for returns of products shipped by the seller prior to the acquisition date. The Company has recorded the total purchase price for this acquisition as an intangible asset in its financial statements. The Company agreed to pay royalties on net sales as long as the Company sells the product. The Company negotiated for AHP, or its

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

8.  LICENSE AGREEMENTS AND PRODUCT RIGHTS -- (CONTINUED)

designee, to continue to manufacture and supply the product to the Company until January 29, 2001. The Company has an agreement with a supplier, dated April 23, 1999, for the supplier to become qualified under applicable regulations to manufacture and supply the requirements for Robinul. Under this agreement, the supplier will manufacture the products for five years from the time the supplier becomes a qualified manufacturer plus renewal terms of one year until either party elects to not renew. The agreement with the supplier requires that the Company purchase certain designated minimum quantities. The Company has capitalized the cost of obtaining the license and is amortizing it over an estimated economic life of 20 years.

     On March 25, 1999, the Company acquired the rights from Penwest Pharmaceuticals Co. to the application of Penwest's controlled release TIMERx technology to the active ingredient in the migraine product. Under the Penwest agreement, the Company has the right to manufacture, use and sell the developed product in North America and Mexico for a period extending fifteen years from the date a new drug application is issued for the product, as well as a license to the TIMERx(R) patents for such purpose. The Company must pay Penwest an aggregate of up to approximately $2,600,000 of non-refundable fees upon achieving specified development milestones through the first anniversary of the first commercial sale of the product following regulatory approval and royalties upon any sales of the migraine product. Penwest may terminate the agreement in the event the Company fails to timely achieve designated performance milestones within prescribed time periods.

     In July 1999, the Company entered in to an agreement with Pohl-Boskamp for the exclusive rights to distribute, market and sell Nitrolingual Pumpspray beginning on February 1, 2000 in the United States for five years plus an additional five year renewal period subject to establishing mutually acceptable minimum purchase requirements. Under the agreement, Pohl-Boskamp supplies the Company with their requirements of product at prices that decrease as volume purchased in each year increases. The Company must purchase designated minimum quantities in each year of the agreement and pay a royalty on net sales of the product. Aventis had exclusive rights through January 2000 to a version of the product containing CFC named Nitrolingual Spray. To promote earlier adoption of Nitrolingual Pumpspray, the Company obtained exclusive rights from Aventis to market this CFC product in the United States as of November 22, 1999.

     Each of the Company's third-party manufacturing agreements requires that the Company purchase all of their product requirements from the manufacturers that are a party to those agreements.

     The Company uses third-party manufacturers for the production of its products for development and commercial purposes. Given the general under-utilization of resources, the availability of excess capacity for manufacturing in the marketplace, and the lower cost of outsourcing, the Company intends to continue to outsource manufacturing for the near-term.

     The Company currently uses the services of six third-party manufacturers for manufacturing of the Company's products pursuant to the Company's product specifications. The Company has manufacturing and supply agreements with five of these manufacturers. The remaining terms of these agreements generally range from one to five years. Under some of these agreements, the manufacturers or other third parties own the rights to the product that the Company has under their marketing licenses. Except for our Defen-LA, Protuss-D, and Zoto-HC products, these agreements generally state that the product supplier will provide products only to us. The Company has not entered into agreements for alternative manufacturing sources for any of its products. The

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

8.  LICENSE AGREEMENTS AND PRODUCT RIGHTS -- (CONTINUED)

suppliers of Nitrolingual Pumpspray and the raw materials for Tanafed hold patents for their respective products.

9.  RETIREMENT PLAN

     In 1996, the Company began a qualified defined contribution 401(k) plan, which provides benefits to substantially all employees. The annual contribution, if any, to the trust is at the discretion of the Board of Directors of the Company. There were no employer contributions to the plan for the year ended December 31, 1997. Employer contributions to the plan for the years ended December 31, 1998 and 1999, and for the three months ended March 31, 1999 and 2000 were $20,695, $36,055, $8,781 and $29,593, respectively.

10.  COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities under a cancelable operating lease that expires in August 2003. The total rent expense was $38,962, $90,315, $211,533, $51,498, and $63,759 for the years ended December 31, 1997, 1998, and 1999, and for the three months ended March 31, 1999 and 2000, respectively. The Company leases vehicles for certain employees under cancelable lease agreements expiring in 2001. The total vehicle lease expense under the lease agreement for the years ended December 31, 1997, 1998 and 1999, and for the three months ended March 31, 1999 and 2000 was $0, $0, $434,393, $0 and $244,540, respectively.

     The total minimum future commitment under leases for years succeeding December 31, 1999 is as follows:


Year ending December 31,
  2000......................................................  $  999,969
  2001......................................................     621,903
  2002......................................................     198,073
  2003......................................................     137,640
  2004......................................................       8,525
                                                              ----------
          Total.............................................  $1,966,110
                                                              ==========

     Subsequent to year end, the Company entered in employment contracts with certain executives. These contracts provide base salaries ranging from $80,000 to $110,000.

11.  RELATED-PARTY TRANSACTIONS

     The Company purchases repackaging services from Diversified Healthcare Services, a related party. For the years ended December 31, 1997, 1998, and 1999 and the three months ended March 31, 1999 and 2000, the amounts paid for repackaging were approximately $83,000, $132,000, $282,000, $43,800 and $84,134,
respectively.

     The Company pays royalties to a related party for particular products sold. For the years ended December 31, 1997, 1998, and 1999 and the three months ended March 31, 1999 and 2000, the amounts paid for royalties were approximately $91,000, $160,000, $163,000, $29,344, and $42,797 respectively.

     During 1997, the Company converted $385,000 in loans from Kamal Kapoor, a related party, plus $124,363 accrued interest, into 814,978 shares of common stock at a rate of $0.625 per share.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

11.  RELATED-PARTY TRANSACTIONS -- (CONTINUED)

     During 1997, the Company converted $150,000 in loans from the John N. Kapoor Trust dated September 30, 1989, an affiliate of the Company, plus $3,345 accrued interest, into 245,352 shares of common stock at a rate of $0.625 per share.

     The Chairman and Chief Executive Officer of the Company did not receive a salary for the year ended December 31, 1999.

     During 1997, the Company converted $100,000 in loans from EJ Financial Enterprises, plus $25,575 accrued interest, into 200,918 shares of common stock at a rate of $0.625 per share.

     On January 27, 1997, the Company issued 320,000 shares of its common stock to the John Kapoor Trust in exchange for $200,000.

     On June 30, 1997, the Company issued 560,000 shares of its common stock to Kapoor-Pharma Investments in exchange for $350,000.

     The Company extended a non-interest bearing note receivable to an officer of the Company during 1998. As of December 31, 1998 and 1999 the amount due to the Company under this note was $30,000.

     During 1998, the Company entered into a collaboration agreement with Inpharmakon Corporation, an affiliate of an officer of the Company, under which Inpharmakon will assist the Company in developing their FHPC 01 product. The Company paid $200,000, and $1,352 to Inpharmakon in 1998 and 1999, respectively, under this agreement.

     On January 11, 1999, Kapoor-Pharma Investments, an affiliate of the Director of the Company, loaned the Company $1,600,000 at an interest rate of 2% over the Prime Rate of Interest. In November 1999, the Company converted principal and $144,984 of accrued interest totaling $1,744,984 into 558,395 shares of common stock at $3.125 per share, pursuant to the terms of the loan agreement.

12.  SUBSEQUENT EVENTS (UNAUDITED)

PRODUCT AGREEMENTS

     On April 14, 2000, the Company acquired exclusive rights from Warner-Lambert to distribute, market, and sell the drug Ponstel in the United States for $9.5 million in cash and a $3.5 million promissory note to the seller. The Company financed $9.5 million of the transaction under a bridge loan agreement with LaSalle Bank. The agreement includes the purchase of the licensing rights described above as well as certain trademarks. In addition the Company agreed to purchase all of the outstanding inventory of Ponstel for approximately $100,000. The promissory note is payable in full upon the receipt of proceeds from an initial public offering of the Company's common stock and in all cases no later than November 30, 2000.

     The Company negotiated with Warner-Lambert to continue to manufacture and supply the Ponstel product to the Company through December 31, 2000. The Company is currently in negotiations to secure a replacement manufacturer for Ponstel.

     On April 14, 2000, the Company entered into an agreement with Warner-Lambert to purchase exclusive rights in the United States and other countries to market, distribute and sell a drug called Cognex, as well as rights to a new unapproved version of Cognex, called Cognex CR. The purchase of Cognex is contingent on Warner-Lambert receiving Federal Trade Commission ("FTC") approval for the transaction and the satisfaction of other customary conditions. If the Company

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

12.  SUBSEQUENT EVENTS (UNAUDITED) -- (CONTINUED)

acquires Cognex, the Company will be required to pay $3.5 million in cash for the product. Warner-Lambert may terminate this agreement if the transaction has not closed by June 30, 2000, unless it has not closed because of a delay in receiving FTC approval.

     The Company must also pay Warner-Lambert up to $1.5 million in additional purchase price if the Company obtains FDA approval to market Cognex CR. The Company may have to undertake additional studies for this approval. In the event that the Company voluntarily stops selling Cognex for 60 days or more other than for reasons outside their control, the FTC may order that Cognex revert back to Warner-Lambert and be divested by the FTC to another purchaser.

     The agreement for the Cognex transaction provides for a sublicense to the Company of Warner-Lambert's rights to an active ingredient in Cognex. The Company will be required to pay royalties on net sales of Cognex. However, the Company will be entitled to apply the amount of royalties that Warner-Lambert has prepaid for these patents and the Company does not expect to pay royalties in the near future.

     The agreement for Cognex provides for a supply agreement under which an affiliate of Warner-Lambert will manufacture and supply Cognex to the Company and supply to the Company the active ingredient in Cognex for two years after the Cognex transactions close, subject to a one year renewal. The Company will pay Warner-Lambert's affiliate a production fee for its manufacture of Cognex and the active ingredient. The supply agreement contains designated quantities of Cognex and its active ingredient that Warner-Lambert's affiliate will supply and that the Company must purchase. The Company plans to secure a replacement manufacturer for Cognex and is currently in negotiations with a potential manufacturer.

     As a condition to closing the Cognex purchase the Company intends to enter into a transition services agreement with Warner-Lambert under which Warner-Lambert will provide transitional administrative services to the Company until November 30, 2000 in connection with the sale of Cognex in European countries. These services will include maintenance of Cognex registrations, contact with regulatory authorities including reporting requirements, responding to customer complaints, sales administration, shipping management, billing, processing of returns, storage, responding to any regulatory inquiries or investigations, responding to any customer complaints and communicating with physicians in relation to the product. Warner-Lambert may terminate this agreement if any person or entity acquires ownership or control of 50% or more of the Company's common stock or acquires substantially all of the Company's assets.

BRIDGE LOAN AGREEMENT

     In conjunction with the product acquisitions discussed above, the Company entered into an amended credit facility with LaSalle Bank that provided for bridge financing of up to $13,000,000 to finance the Company's product acquisitions. On April 14, 2000 the Company borrowed $9,500,000 under this bridge loan for the Company's purchase of Ponstel. Borrowings under the bridge loan bear interest at the Company's choice of the prime rate of LIBOR plus 1.5% and in the event that the bridge loan is not paid in full within six months thereafter the loan shall bear interest at the Company's choice of prime rate or LIBOR plus 2.0%. Interest on the bridge loan is payable monthly beginning on May 1, 2000. Borrowings under the bridge loan mature upon the Company's receipt of proceeds from a public offering of the Company's common stock and no later than April 14, 2001. In the event that the Company does not complete a public offering within six months, the Company shall make monthly principal installments of $150,000 commencing October 30, 2000 through May 2, 2001, with the remaining outstanding balance at that point in time due as a balloon payment.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

12.  SUBSEQUENT EVENTS (UNAUDITED) -- (CONTINUED)

     Under the terms of the bridge loan agreement, the Company must maintain a minimum net worth plus subordinated debt of $3,300,000 plus 75% of net income, a ratio of liabilities to net worth plus subordinated debt after the conclusion of the Company's public offering of common stock of 2.25 to 1.00, a minimum specified EBITDA, ranging from $100,000 to $200,000 and a fixed charge coverage ratio ranging from .75 to 1.00 to 1.25 to 1.00. The agreement limits the Company's ability to incur additional indebtedness, and prohibits substantial asset sales and cash dividends. Additionally the agreement amends the maturity dates of the revolving loan agreement (Note 2) and the term note payable (Note
3) between LaSalle Bank and the Company to May 2, 2001. In addition to the collateral assigned under the original agreements with LaSalle Bank, the Company pledged, as collateral for the bridge loan, a security interest in the Ponstel trademarks to LaSalle Bank.

     As additional collateral, for the bridge loan financing, John Kapoor (a director of the Company) and his wife pledged a security interest in the securities and investments of the Kapoor Children's 1992 Trust totaling $10 million. As consideration for the Pledge, the Company will pay the Kapoor Children's Trust $100,000 per year, for as long as the pledge is in effect, and all of the Trusts expenses incurred in connection with perfecting the security interest.

INPHARMAKON COLLABORATION AGREEMENT

     On May 3, 2000 the Company entered into an agreement with Inpharmakon Corporation, a related party, to amend certain payment terms under the existing product development agreement between Inpharmakon and the Company whereby the Company must pay to Inpharmakon an additional $200,000 within thirty days of completion of a public offering of the Company's common stock. In the event that the Company does not complete a public offering of their common stock by October 20, 2000 the Company is obligated to pay Inpharmakon an additional $100,000 and provided further that in the event the Company has not completed a public offering of their common stock by April 20, 2001 the Company must pay an additional $100,000 to Inpharmakon.

                                3,800,000 SHARES

                               (1ST HORIZON LOGO)

                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                                   CHASE H&Q
                         BANC OF AMERICA SECURITIES LLC
                           THOMAS WEISEL PARTNERS LLC

                            -----------------------

                                  MAY 31, 2000
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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     UNTIL JUNE 24, 2000 (25 DAYS AFTER COMMENCEMENT OF THE OFFERING), ALL DEALERS THAT BUY, SELL, OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.